

Annual Report 2001

TANGRAM ENTERPRISE SOLUTIONS, INC.


world-class customer care

Together We Create Insight™

TABLE CONTENTS



Norm Phelps, President and CEO

TO OUR SHAREHOLDERS:

Despite the difficulties surrounding the tragic events of September 11 and the economic recession in 2001, Tangram forged ahead with an extensive revitalization plan that I am pleased to report has resulted in positive growth and positioning for our future.

EXPANDING OUR HORIZONS

During 2001, Tangram took on the challenge of moving into the broader IT asset management market and transitioning into a more customer-centric organization. Although re-engineering corporate culture can sometimes be laborious, Tangram employees accepted the challenge with enthusiasm. Based on these efforts, we now offer a full complement of asset management products and services. We are getting to know each customer—executing a unique consultative sales process in support of their specific needs and business pains. We are expanding our presence in Europe and beyond. We are recognized as an emerging leader within the asset management industry. Our employees continue to find ways to enhance each customer interaction. And, customer response has been favorable—as demonstrated by the growth in our core business.

In the following pages, you will see how Tangram is delivering best-of-breed solutions, transforming our culture, and developing strong relationships with our partners and customers. At its conclusion, I believe you'll share our confidence in Tangram's ability to perform and provide high value.

BUILDING ON OUR PROMISES

Elevating the business

Let me provide a few brief background comments. Asset management allows organizations to better control their information technology (IT) assets through access to comprehensive current and historical physical, contractual, and financial asset data. As a result, organizations can improve productivity, reduce risk, increase ROI, and develop a tighter link between their technology investment and their corporate mission and strategy.

Prior to 2001, Tangram's primary offering was Asset Insight®, a best-of-breed asset tracking solution that automatically discovers the physical attributes of virtually every IT asset in the enterprise. This physical asset information is the cornerstone of every asset management initiative. Our goal in 2001 was to continue building upon our core Asset Insight technology, our services, and our support to provide a complete asset management solution for our customers. Further, our ultimate goal is to establish not only a presence, but the leadership role in the asset management market.

Let me now review our accomplishments for 2001.

- Full asset management functionality – Tangram launched Enterprise Insight™, a lifecycle asset management offering with comprehensive contractual and financial data, in July of 2001. Enterprise Insight is based on technology purchased from Wyzdom Solutions earlier in the year, and is the only fully web-based product available—extending access to every desktop in the organization.

- Additional asset tracking capabilities – Also in July, Tangram released a major upgrade of Asset Insight featuring software monitoring, which proved instrumental to several large deals, as well as PDA discovery and improved web interfaces. License revenues from Asset Insight increased 34 percent in 2001 over the previous year.

- Total revenue – A key indication of our progress in 2001 is revenue growth. Despite the economy, Tangram's total revenues increased 10 percent to $15.4 million, up from $14.0 million in 2000. Contributing to this growth was a 32 percent increase in revenues from the company's core asset management offering. We believe that this solid financial improvement validates Tangram's strategy, consultative sales approach, and execution. There is a strong global demand for IT asset management, and the key elements of our business strategy are in place.

- A broader spectrum of services – Year on year, revenue from asset management professional services increased 27 percent as a result of a multitude of new service offerings. These range from Best Practices Analysis and Implementation services in support of organizations' underlying asset management business processes, to Merger, Acquisition, and Divestiture Assistance, which provides relevant asset information during negotiations and due diligence.

- Tiered support program – Tangram launched an innovative three-tiered product maintenance plan targeting organizations' unique educational needs and requirements. Over 15 percent of all customers are currently taking advantage of this program. At the same time, Tangram's customer retention rate is almost

90 percent, an impressive number especially during tough economic times, reflecting the value and satisfaction with Tangram's technology and support.

- Consultative sales strategy – Tangram's new phased consultative sales approach was validated in 2001 with an increase of 32 percent in asset management revenues for the year—76 percent in the fourth quarter alone—and a doubling of the sales pipeline. With this approach, the Sales team invests more time getting to know each customer's unique situation, delivering tailored solutions that address the customer's specific business pains.

- New customers – Increasing its customer base by 29 percent for the year, Tangram won significant asset management deals against its competitors across North America and Europe, including a world-leading, Switzerland-based financial services firm and a major federal government agency.

- Government income – Given the increased attention on disaster recovery and security, the government sector accounted for 34 percent of new license revenues in the fourth quarter. Detailed installation, contractual, and financial asset information is vital to rebuilding an enterprise quickly and cost-effectively after a disaster.

- Global reach – In 2001, Tangram established an elite network of European distributors serving Italy, Spain, Portugal, Scandinavia, Switzerland, Ireland, and the U.K. Since then, Germany has also been added. And, we're currently investigating opportunities in the English speaking regions of Asia and beyond.



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BENCHMARKS OF SUCCESS

There are a number of other indications that Tangram's strategy is on target and that the asset management market in general is growing.

Expert validation

First, Tangram is consistently recognized as a strong player in the IT asset management market not only by customers, but also by industry analysts, such as Gartner and Giga, and major media. Analysts are increasingly recommending Tangram to their clients, and industry publications rank Tangram among the key asset management vendors. So, our transition from pure IT asset tracking into the larger IT asset management space has proven successful. Our goal now is to move from being just a leader, into being *the* leader—and not only for the U.S. market, but internationally as well.

Analyst assessment of the market

More generally, industry analysts confirm Tangram's findings of increased organizational interest in IT asset management. Both Gartner and Giga report a substantial rise in calls from clients looking to better manage and maximize their technology investments. Now more than ever, these clients are under great scrutiny and accountability to reduce IT asset costs, while at the same time improve corporate productivity.

Executive-level involvement

Across all industries, we are seeing fast-growing interest in asset management from C-level executives. CEOs and CFOs are now joining their CIO counterparts in recognizing the importance of asset management to their daily operations, bottom-line performance, and long-term viability as a company. Whether due to the events of September 11 or the Enron collapse, executive management and their boards are under increased pressure to strictly control their corporate assets. These executives are facing some tough questions: Could we rebuild our technology infrastructure in the event of a disaster? What financial and legal risks are inherent in our technology base? And how do we minimize our risk exposure? For answers, top executives are increasingly turning to asset management providers like Tangram.

Validating Tangram

Finally, I'd like to share with you the outcomes of Tangram's first annual Executive Advisory Board Meeting, held in December of 2001. At this meeting, Tangram brought together senior executives from several top U.S. companies—all of which are Tangram customers—to discuss our strategy and plan of execution. This unique forum also let us explore the emerging business trends these executives see as important to our evolving strategy.

The consensus was that Tangram's asset management strategy is solid. They confirmed that our technology, services, and support are well above competitive offerings. They confirmed that our world-class customer care is a true differentiator. They confirmed that our phased sales and implementation approach sets us apart in the market and that organizations value the flexibility this approach affords them in prioritizing and addressing their business issues within their own time frame and budget. And, finally, they gave us their vote of confidence and support as strategic business partners.

MOVING FORWARD

Obviously, 2001 was a difficult year for the economy and the outlook for 2002 is unclear. It is taking longer for technology spending to recover than other sectors, our nation's general economic uncertainty continues, and the international market is perennially difficult to predict. Yet as the business environment changes at an ever-increasing rate, Tangram must strive to remain ahead.

We are constantly monitoring the market, communicating frequently with industry experts and our customers to ensure support for their emerging needs. We're developing the next generation of Asset Insight and Enterprise Insight. We're devising new services to support resource-constrained customers. We're establishing strong relationships with distributors and resellers that will add further value for our customers. We're continuing to refine our innovative phased asset management approach, providing ROI at each step. We're expanding our penetration into Europe and other parts of the globe. We're keeping tight control over expenses and staffing levels to reflect economic conditions. And, most importantly, we're driving the entire company to focus on world-class customer care, bringing the most value to each partnership and ultimately resulting in sustainable growth and bottom-line performance.

Is Tangram the same company as a year ago, or as it will be next year? Clearly not—as the world, the technology industry, and our customers advance, we must persist in helping to lead the way. What is best of breed today, is commonplace tomorrow. So while we cannot forecast the future in these difficult economic times, we must continue to execute our strategy with precision and at the same time move that strategy forward as necessary to meet market expectations. And we will not be satisfied until we are the preeminent asset management provider in the world—delivering ongoing customer and shareholder value.

We appreciate your support over the past year, and we look forward to sharing with you an ever-more productive 2002.

Norm Phelps
President & CEO

THE TANGRAM FAMILY SOLUTIONS

A COMPLETE UMBRELLA

There is no question that information technology (IT) has become integral to the success of today's businesses—indeed, crucial to their very existence. As costs continue to skyrocket and budgets tighten, however, managers are increasingly being asked to prove their return on IT investments. In reviewing Tangram's offerings, it's important to recognize that the overarching theme is solutions—solving real business pains and cementing the bond between an organization's assets and its corporate mission.

Because IT asset management involves so many activities, spanning all areas of an organization and affecting business processes at a multitude of levels, simply implementing a software package is typically inadequate. Oftentimes an organization will have a specific issue that needs to be addressed quickly, such as software license compliance—and often these issues evolve. Many organizations need to develop a better understanding of their current business processes and how best practices can improve their workflow and bottom line. Frequently, organizations need the benefits of asset management but don't have the time, money, and/or expertise to install and manage a complete program. And, organizations need varying levels of training and software support.

For these reasons, Tangram believes it is essential to offer not only software, but full lifecycle asset management solutions that can be tailored to each individual environment, including:

- Modular asset management Technology that can alleviate a customer's particular business pains, whether they require installation, software usage, leasing, procurement, maintenance, or other information about their assets.

This involves a phased implementation plan, so that customers can resolve their most urgent concerns and realize an immediate return on investment;

- A broad spectrum of Services, ranging from high-level support for corner office issues, such as mergers and acquisitions, to technical support "in the trenches," such as database tuning to supplement each customer's resources as needed; and
- World-class Customer Care, nurturing close, lasting relationships as our customers progress and grow. This includes an assortment of product training options and a unique tiered maintenance program for customers to meet their particular support needs and maximize the potential of their asset management system.

Customers who entrust their organizations to Tangram for asset management can be confident that we will work to understand their particular business demands, are flexible in matching their time table and resource constraints, and have the experience and expertise to support all of their unique requirements.

THE VALUE OF ASSET MANAGEMENT—WHY ORGANIZATIONS CARE

Before we look at each component in our umbrella of comprehensive asset management solutions, it's helpful to understand why asset management itself is so important.

360-degree Asset Information in One Location

When one takes on the challenge of managing something—whether it's customer relationships, vendor contracts, IT assets, or anything else—it is essential to know as much as possible about that thing, from all different angles. That is why Tangram is committed to providing the most three-dimensional picture possible of our customers' assets. This includes access to comprehensive current and historical physical, contractual, and financial asset data, from the time each asset is requested to the time it is retired.

But why does an organization need an asset management program? Isn't all of that information contained in a combination of other programs such as systems management, financial accounting, etc.? The answer is no—these other systems do not draw a cohesive, meaningful picture. Asset management provides this complete perspective, automatically reconciling physical asset information—what is actually installed—with what the organization thinks it has—what is being carried on the books.

Clearly, this is a case of the sum being greater than the parts. With comprehensive information on the lifecycle of technology assets, organizations can take control of their investments to improve productivity, reduce risk, contain costs, and develop a tighter link between their technology and their corporate mission and strategy. Specifically, organizations can address any number of pain points:

- Manage software to ensure license compliance and avoid overbuys
- Plan, budget for, and direct complex technology migrations
- Develop and enforce corporate desktop standards
- Improve desktop support with complete configuration information—increasing productivity and reducing downtime
- Control desktop moves, adds, and changes, and monitor support team performance
- Accurately value the technology involved in a merger or acquisition
- Improve services and minimize costs with current maintenance and warranty information
- Receive the benefits of volume purchasing and automate procurement, saving time and money

- Calculate depreciation and ensure accurate financial reporting
- Return leased assets on time and with their original configurations, avoiding costly penalties
- Retire and dispose of assets properly, maximizing ROI
- Develop a thorough business continuity plan that minimizes risks in the face of a disaster

The following two examples, which explore two widely publicized issues currently facing organizations, demonstrate the value of accurate, integrated asset information.

Example #1: Restoring Productivity After a Disaster

Although contingency planning is not a new activity, the events of September 11 were a wake-up call to corporations worldwide that more is needed, particularly to reconstruct vital pieces of the enterprise in a rapid and cost-effective manner. Whether it's a major disaster, such as fire or flood, or a "lesser" situation, such as a virus or asset theft, asset management information can help restore full productivity.

Integrated asset tracking and management data is invaluable during both the contingency planning and recovery phases, providing information on what the organization owns, how it's configured, how much of it is vital, who is responsible for maintenance, which assets were leased or purchased, which vendors are under contract, and much more. Specifically, the information allows an organization to:

- Assess and prioritize computer needs – Once the contingency planning team has identified management and others who are essential to immediate continuation of the business, they'll need to determine those users' computer requirements, including desktops, laptops, PDAs, etc. This includes a complete image of the hardware, software, and configuration files of each system.
- Access usage data to rebuild desktops – When replacing workstations, it helps to know not only their original configurations, but also software usage data that can help the team prioritize which software is indispensable versus packages that weren't being used.
- Review contracts for optimal advantage – To replace lost assets as quickly and economically as possible, the team will need fast access to insurance coverage, preferred vendors, volume purchase agreements, license agreements, warranty and maintenance terms, service level agreements, etc.
- Leverage the purchasing process – With an automated asset management system in place, emergency purchases, leases, and maintenance can be authorized in advance and ready for immediate submission should the need arise.


AssetINSIGHT®

Active Assets Not Under Maintenance or Warranty Agreement

Delete Selected | Retire Selected | Unretire Selected

Asset #	IP Address	Make	Model	Last Name	First Name	Dept	Phone	e-mail
92	198.251.1.57	Compaq	EvoD500	Allen	Amy	Finance	212-897-4139	aallen@abc.com
78	198.251.1.60	Compaq	EvoD300	Vos	Russell	Sales	212-897-4133	rvos@abc.com
56	198.251.1.61	Compaq	Proliant BL	Vohsen	Gary	IT	212-897-8372	gvohsen@abc.com

- Control the financial implications – During the contingency planning process, detailed financial information allows the team to identify the most viable IT asset recovery alternatives. And if a disaster does occur, the information is necessary to calculate losses, the price of rebuilding, and the effect on the bottom line.

Given the importance of information technology to every business operation, it is imperative that the enterprise be restored as quickly and cost effectively as possible. Asset management provides the depth and breadth of IT asset information organizations need to resume productivity.

Example #2: Managing the Organization's Software Investment

The message has been broadcast so loudly and clearly that even those in the most farflung fields have probably heard the reverberations: Prove your software licenses are compliant, or else. In light of the billions of dollars lost to software piracy each year, the Business Software Alliance (BSA), Microsoft, and others are now demanding that customers perform self-audits of their software licenses and return their findings within 30 days. Organizations found to be non-compliant can lose their legitimate, mission-critical licenses, and they could potentially face stiff fines or even jail time.

The request to prove compliance is actually part of many license agreements, and sounds fairly reasonable on the surface—you simply compare the number of software programs you have installed, with the number of licenses that you have purchased.

The problem is that it's extremely difficult for organizations without an ongoing asset management program to come up with the necessary information within a 30-day time frame. Even for organizations whose desktops aren't spread out among several continents, manual inventories are often impossible—and the results are questionable. Systems management tools can provide some of the data, but the format is often unusable for this purpose; they may not be able to differentiate very well between versions or upgrades, for example, or desktops that have multiple versions of the same program. And for organizations with decentralized purchasing, there is no way to quickly consolidate the many individual license purchases or sort through new copies and new users versus upgrades, multiple user licenses, etc.

Oftentimes, organizations are forced to simply throw money at the problem, purchasing large quantities of unnecessary licenses to make the vendor go away. Without the right asset management investment, however, the problem will eventually recur at some point, or with some other vendor.


AssetINSIGHT®
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Administration
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Software License Management
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Application	Vendor	Version	Installed	Licensed	Difference
Lotus Notes	Lotus	5	119	150	+31
Excel	Microsoft	95	67	50	-17
FrontPage	Microsoft	98	25	10	-15

For organizations with an integrated asset management program and best practices in place, compliance can be determined in minutes. A predefined report showing reconciled physical and contractual information can list which versions are installed, multiple copies on a single desktop, new packages versus upgrades, contract terms, and much more.

Further, comprehensive asset information can provide vital decision support for organizations that are out of compliance. Software usage monitoring is especially helpful: is the organization even using the package in question?

How many copies are under-utilized, or not used at all—and can these copies be redistributed to regain compliance? All of this information is available in the asset management repository.

Once compliance is achieved, the organization can set up an automated audit of the enterprise so that anytime the number of installations exceeds the number of purchases, an administrator is notified, ensuring ongoing compliance. And, ongoing software license management is an important part of best practices, allowing the organization to avoid overbuys, purchase the best software for the organization's needs, and maximize their software investment.

THE TECHNOLOGY BEHIND THE SOLUTIONS

Asset**INSIGHT**® Asset**INSIGHT**® *express*

Asset Insight and Asset Insight *express*—Best-of-breed Asset Tracking

At the heart of any full-scale asset management initiative is the ability to track the organization's assets. Tangram's Asset Insight automatically discovers all of the desktops, laptops, PDAs, servers, and network devices installed in an enterprise, as well as the related software, software usage, and configuration details. The information is stored in an open Oracle database, providing a complete history of the organization's assets. Asset Insight *express* provides most of the same capabilities as its parent, but is tailored specifically to small to mid-size organizations with 2,500 assets or less.

Asset Tracking Hallmarks

Asset Insight has numerous features that have made it the touchstone for the industry.

Asset Insight can track assets across even the largest, most complex, and geographically dispersed enterprise. It is the only auto-discovery program proven to work on virtually every platform commonly in use, including a wide range of Unix systems and Macintosh. It is employed at organizations with hundreds of thousands of desktops scattered around the globe. And, Asset Insight has built-in features to maximize performance in even the largest of enterprises.

Asset Insight's hardware and software discovery is lauded as the most accurate and comprehensive in the industry. In fact, analysts have defined Asset Insight variously as "the de facto standard" and the "visionary leader." Using unparalleled system discovery technology, DMI and SNMP standards, plus one-of-a-kind software filtering techniques, Asset Insight automatically discovers hundreds of asset elements, including installed hardware, software, software usage, configuration files, serial number, TCP/IP address, e-mail address, MAC address, user's login ID, and much more.

Further, complete historical information about these assets allows management to expose enterprise trends, illuminating the planning and budgeting process. On a more granular level, precise information about desktop changes can help support staff determine the cause of a problem, maximizing productivity. And, Asset Insight's open Oracle database is easily integrated with third-party programs such as purchasing, fixed-asset, help desk, and HR applications, allowing for the broadest picture of the organization's assets.

Because Asset Insight is designed to be a true business solution, it offers unparalleled data viewing flexibility—even the most non-technical user can access intelligent asset information, rather than raw, meaningless data. And, users can take advantage of either a Windows- or a web-based viewer to run reports that address ongoing enterprise issues and trends and provide insight into an organization's unique concerns.

Asset Insight's software monitoring functionality tracks where and to what extent software applications are utilized, so that an organization can compare software usage and installation against the terms of its software licenses. With this option, an organization can be prepared for software audits; redistribute underused software for improved productivity; avoid the repercussions from unlicensed software; do away with software overbuys; and more.

Rather than introduce additional complexity to an enterprise, Asset Insight is a drop-in solution that simply works with the organization's existing infrastructure. There is no need to invest time and money in desktop or communications upgrades and no need to buy additional servers to run the solution. What's more, Asset Insight's automated deployment options, including intranet, e-mail, and network login, allow the solution to be fully implemented in even the largest of enterprises in a matter of weeks. Asset Insight *express* is even more simple, with an installation wizard that makes the process a cakewalk.

And, once deployed, Asset Insight is extremely easy to administer. The repository automatically expands to support new and changed assets, without any administrator involvement. Moreover, Asset Insight includes automated load balancing features, ensuring that additional assets are supported without impacting network performance and without requiring administrative support.

Enterprise**INSIGHT**™

Enterprise Insight—Full-scale Asset Management

Enterprise Insight is a premium asset management solution that allows organizations to control costs and maximize productivity through improved management of their IT portfolio. By consolidating relevant financial and contractual information—as well as a history of any changes to assets and contracts—in a single repository, Enterprise Insight lets the organization accurately assess each asset's performance and maximize return on investment across the asset's entire lifecycle.

The Added Value of Enterprise Insight

As with Asset Insight, Enterprise Insight has numerous features that extend the value and ease of use.

Enterprise Insight's modular format complements Tangram's phased implementation approach, allowing customers to purchase only the functionality they need, when they need it. Enterprise Insight includes a variety of modules that can be applied to a business as needed. Asset Expert—the base module—contains the asset repository plus software licenses, warranty and maintenance contracts, as well as the reporting facility. The Purchasing Manager includes Requestor, Buyer, and Receiver components, which streamline the entire purchasing process. And the Lease Manager tracks all of the organization's leases and leased assets.

Accessing the data couldn't be any easier—Enterprise Insight is completely web-based; the entire set of features and functions are available on any desktop with a browser, to anyone with the proper security. Enterprise Insight's graphical, intuitive Report Agent supports strategic decisions with both predefined and ad hoc reporting capabilities. And, the information is exportable to Excel with the simple click of a button. With Enterprise Insight, management from across the organization have the vital information they need to reduce the total cost of ownership, make strategic decisions, and tie assets to the corporate mission.

Enterprise Insight automates numerous processes and improves work flow. For example, transaction wizards walk end users through each function, such as making an IT purchase—from requesting to ordering to receiving the asset. Bulk modification makes it easy to change groups of assets. Additionally, the program automatically cross-verifies information and updates the appropriate fields as necessary, saving time and ensuring information accuracy.

Enterprise Insight supports organizational views and allocations. The organizational views feature lets an end user look at hierarchical relationships by company, division, subdivision, or department, and retrieve data by user or location. The organization can also allocate costs by project and designate assets to be shared by percentage between cost centers.

Data is easily shared between Enterprise Insight and other programs. Enterprise Insight's Importer functionality and open Oracle database allow an organization to import and export asset information between spreadsheets and/or other databases quickly and easily. Enterprise Insight can also be integrated with applications, such as asset discovery or service desk, for a more comprehensive view of the enterprise.

The calendar function in Enterprise Insight provides both notice and expiration for the organization's contracts, ensuring that critical dates never go unheeded again. This is especially important when managing leases, where the lessee must notify the lessor 30 to 60 days before the end of a contract, of intent to return the leased assets. Otherwise, the lessor must continue to pay the full rate even after the contract ends, and on equipment that is typically obsolete by that point. The organization must also coordinate the dates of warranties and maintenance contracts so that all assets are adequately covered—without paying unnecessarily for double coverage.

SUPPORTING SERVICES

While software tends to be the most pivotal piece in an asset management program, it is only as good as an organization's ability to install it, learn how to use it, and apply it to the business. And while organizations are under pressure to employ more sound asset management principles, they also face tremendous time and resource constraints. That's why Tangram is committed to offering a broad selection of services that will allow our customers to fully leverage their asset management purchase.

- Laying the Right Foundation – The support begins with the Getting Started Right services for Asset Insight, Enterprise Insight, and the various modules. These services let organizations take advantage of Tangram's extensive experience and expertise in implementation planning and deployment, laying the foundation for smooth operation and ongoing value. Tangram can also provide support in building cross-functional representation on the project team, ensuring buy-in from across the organization which is so crucial to a program's success. And, Tangram has numerous training options to meet the customer's specific educational needs and time constraints—further enhancing the ROI from their asset management initiative.

- Improving Business Practices – Because asset management is more process than tool, it is important that organizations not only implement a good software program, but also review their current business processes. Frequently, the systems at many organizations are the byproducts of tradition and expediency, rather than carefully planned models of efficiency and effectiveness. With our Best Practices Analysis and Implementation services, Tangram consultants work closely with the customer to perform an on-site analysis of each lifecycle process, and then demonstrate how the various processes can be improved through automation and simplification.

- Maximizing ROI with Limited Resources – Sometimes organizations simply don't have the technical resources to maintain and make sure they're getting the most out of their asset management initiative—or those resources are already over-taxed. Tangram provides several services to supplement customers' IT staff, such as Onsite Management, Information Exchange, Custom Reporting, and Database Tuning. These services help our customers optimize their asset information and the performance of their Asset Insight or Enterprise Insight investment, while freeing precious in-house resources to remain focused on the primary business.

- Addressing Specific Pains – Finally, Tangram's core asset management competency makes us the ideal partner when tackling any variety of asset-related business pains. For example, it is common for today's organizations to face a merger or acquisition at some point—if not frequently. Our Merger, Acquisition, & Divestiture services can help them accurately assess the technology involved in the transaction, discover potential liabilities, analyze the technological fit, and plan the enterprise consolidation. Or, we can support their efforts to develop desktop standards that will allow them to get the most out of their hardware and software.

Working closely with our customers, we continue to evaluate new service offerings that will maximize the benefits and value they receive from Tangram's asset management solutions.

COMMITMENT TO CUSTOMER CARE

In late 2000, Tangram determined that to better meet our customers' needs, ensure customer loyalty, and provide a meaningful differentiator in the marketplace, we had to find ways to communicate more effectively with our customers, understand their unique needs, see that our products were tailored to those needs, and offer greater flexibility in supporting their time and resource constraints. Since then, we've worked hard to instill these values in all of our employees, we've created a number of industry-leading customer-centric programs, and we've made world-class customer care our ongoing priority. Following are a few of the ways in which we're nurturing these vital relationships.

Value Through Versatility: The Phased Implementation Plan

In building relationships with customers, it became clear that each customer has unique business drivers, time frames, and budget constraints. That's why Tangram's sales consultants must enter each relationship with a totally fresh perspective.

Unlike many vendors who have a one-size-fits-all approach, Tangram takes the time to get to know each customer before recommending a solution: Where is the organization coming from, and where is it going? What is its mission and how does it plan to achieve that mission? What are its resources and limitations? How is the enterprise configured and what are the current processes? And, what problem is the organization hoping to solve?

It is only after a careful assessment of the customer's situation that we can develop the ideal solution, including both their current asset management requirements and future needs. A phased implementation plan is then recommended that focuses on addressing the customer's most urgent concerns and providing an immediate return on investment, while also paving the way for a more comprehensive asset management program that meets their needs down the road.

As an example, an organization might be desperate to locate and determine the components of their assets that are due to come off lease, but doesn't have the resources to deal with leasing contract management as yet. As a result of that pain point, they implement Asset Insight, receiving complete configuration information. Once leasing penalties are eliminated and the value of the process has been validated, the organization might move on to identify a different asset management pain point and resolve that issue with another piece of Tangram's solutions—receiving validation and ROI each and every step of the way.

Meeting Unique Educational Needs

Given the diversity of Tangram's customer base, it should come as no surprise that a standard product maintenance package would not meet everyone's needs. Each Asset Insight and Enterprise Insight user has a different technological background, as well as a different understanding of asset management, and the overall level of knowledge and available resources varies from one organization to the next. In response to these variations, Tangram pioneered a three-tier maintenance program—the first such program truly designed around customers' unique educational and support needs.

Building upon each successive maintenance plan, the Standard, ValuePlus, and Premium tiers include some or all of the following:

- Traditional technical support services such as phone and e-mail coverage, FAQs, and product updates
- In-depth training courses
- Onsite technical checkups, with recommendations for improving functionality

- Monthly educational Webcasts on a multitude of topics such as:
  - Software discovery
  - Lease management
  - Installation/Move/Add/Change (IMAC) best practices
- Detailed onsite business reviews and consultations, making sure customers are getting the most out of their tools and processes
- An assigned support specialist

Regardless of a customer's initial asset management experiences and expertise, Tangram has a maintenance plan that helps them achieve maximum return on their investment.

Meeting Our Unique Customers

With a prestigious customer base including 24 of the Fortune 100, Tangram is a leading provider of IT asset management solutions for large and midsize organizations spanning all industries, in both domestic and international markets. In fact, Tangram solutions currently help our customers manage more than two million assets. The following testimonials provide examples of how a few of our customers are using Tangram's offerings in different ways, to address their specific asset management concerns.

The Royal Borough of Windsor and Maidenhead

The Royal Borough of Windsor and Maidenhead—home of Windsor Castle and LEGOLAND®—takes asset management very seriously. The Royal Borough's first asset management goal is to take control of its software licenses by obtaining the Federation Against Software Theft (FAST) Audit Certification, a prestigious award recognizing organizations that are properly managing their software assets. By utilizing Tangram's Asset Insight and Enterprise Insight solutions, the Royal Borough will be able to track and document compliance with its software license agreements. More importantly, a robust software management practice will allow the Royal Borough of Windsor and Maidenhead to avoid costly license violations and unnecessary overbuys.

Ogilvy & Mather

IT decisions are only as good as the information on which they are based-an important maxim emphasized at Ogilvy & Mather. As the eighth largest advertising agency in the world, with 10,000 employees and 442 offices, making sound technology decisions is absolutely crucial to corporate performance.

Before implementing Asset Insight, Ogilvy & Mather, North America, like so many other organizations, relied on a combination of physical inventories and spreadsheets to account for IT assets. Needless to say, it was virtually impossible to maintain an accurate record given the dynamic state of distributed computing. In turn, it was extremely tough to make sound technology decisions based on outdated information.

Now, Asset Insight gives Ogilvy & Mather North America a complete and precise picture of their IT asset base, enabling the firm to tackle several tough demands—ensuring software license compliance, planning enterprise migrations, improving end user support levels, and avoiding unnecessary technology investments. In fact, with the business intelligence supplied by Asset Insight, Ogilvy & Mather has made dramatic improvements to the company's entire asset management process—from procurement through retirement.

PeopleSoft

IT asset management is a top priority for PeopleSoft, the world's leading provider of pure internet enterprise business software. At the core of PeopleSoft's internal asset management initiative is accountability—a key corporate value being driven from the top. This means that PeopleSoft requires precise information on each and every technology asset that it deploys internally, and they will not accept estimates, approximations, nor suppositions. Nor will they wait days for answers to their technology questions, such as: "What will it cost us to deploy Windows 2000?" or, "Can we redeploy unused software rather than buy additional licenses?" That's where Tangram plays a pivotal role.

For the past four years, PeopleSoft has been using Tangram's Asset Insight to manage all distributed workstation assets. With immediate access to accurate historical asset information, PeopleSoft is realizing numerous cost savings and productivity improvements. From ensuring software license compliance, to budgeting and planning enterprise deployments, to improving help desk support, PeopleSoft relies on Asset Insight as a solution that is vital to corporate operations and bottom line performance.

OUR DISTRIBUTION CHANNELS

During the past year, Tangram has worked hard to refine its distribution strategy, developing a blend of exclusive European partners, a U.S. direct sales force, and a few high-powered U.S. value-added resellers that can extend the availability of Tangram's asset management solutions.

European Distributors

Early in 2001, Tangram determined that the best way to take advantage of the growing asset management market opportunities in Europe would be to strategically grant distribution rights to a select group of partners. We began by identifying the key economic centers across the continent and targeting those with the most potential. Qualified distributors also had to offer complementary solutions and have strong existing relationships with numerous customers in their territory, as well as the ability to cultivate new customer relationships.

Currently, Tangram is pleased to note partnerships with Architur, covering Germany; Fitz Software & Co. in the U.K. and Ireland; MCG Software, in Scandinavia; Selesta Italy and Selesta Spain; and, Unilog IT Services in Switzerland. And, Tangram is exploring additional partnerships with distributors in other areas of the world, including English speaking regions of the Pacific Rim.

Tangram interacts frequently with these distributors on a number of levels:

- There is a three-way relationship between each customer, distributor, and Tangram where the distributors provide the first level of support and Tangram provides the second and third levels;
- Distributors participate in rigorous business planning and reviews to ensure we're in sync to maximize opportunities, as well as attend in-depth sales and technical training on an ongoing basis;
- Distributors conduct seminars within their market, while Tangram supplies educational support; and
- Tangram and our European distributors participate jointly in trade shows.

Our European partners sell Tangram as their exclusive asset management offering and are truly considered an extension of the Tangram strategy, culture, philosophy, and family.

U.S. Resellers and Outsourcers

In 2001, Tangram cemented relationships with numerous U.S. resellers and outsourcers who meet our stringent criteria to represent Tangram solutions. In particular, these partners must have some degree of core competence and business experience in the asset management space. Some of these partners provide primarily hardware and services, offering asset management as a related service; others are IT outsourcers who offer Tangram as a value-add to their engagements; while still others focus on general IT consulting and services.

In the United States, Tangram's partners are a supplement to the company's direct sales strategy. Tangram's sales team is available to support and assist our partners with customer engagements as requested.

Direct Sales Force

Tangram's direct sales force is organized around five geographic regions in the U.S., as well as strategic vertical market specialization.

Utilizing the phased implementation approach described previously, the direct sales team is committed to a more consultative role, taking the time to build an appreciation of each customer's specific situation, current requirements, and future plans. In opposition to the "hit and run" sales tactics employed by many organizations, Tangram's sales team believes that understanding, integrity, and ongoing support will lay the foundation for long-term relationships with the highest level of benefits for our customers and ultimately for Tangram.

SELECTED FINANCIAL DATA

(in thousands, except per share data)

The following selected financial data of the Company have been derived from the Company's audited financial statements. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's financial statements and the related notes thereto included elsewhere in this report.

	Year Ended December 31				
	2001	**2000**	**1999**	**1998**	**1997**
Summary of Operations:					
Revenue	$ 15,406	$ 13,984	$ 18,678	$ 20,678	$ 14,074
Net (loss) earnings	(1,808)	(3,882)	(444)	1,116	(3,461)
(Loss) earnings per common share:					
Basic	(0.11)	(0.24)	(0.03)	0.07	(0.22)
Diluted	(0.11)	(0.24)	(0.03)	0.06	(0.22)
Average common shares outstanding:					
Basic	18,912	16,269	15,799	15,747	15,631
Diluted [1]	18,912	16,269	15,799	17,265	15,631

	December 31				
	2001	**2000**	**1999**	**1998**	**1997**
Financial Position:					
Total assets	$ 13,429	$ 12,046	$ 12,388	$ 15,170	$ 12,961
Long-term debt, including current portion	1,320	3,925	1,623	3,576	3,044
Shareholders' equity	5,241	1,982	5,565	5,764	4,483

[1] Weighted average number of common shares outstanding on a diluted basis for the years 2001, 2000, 1999, and 1997 does not include common stock equivalents because the effect of inclusion of common stock equivalents would be to reduce the loss per common share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, among others, statements containing the words "believes," "anticipates," "estimates," "expects," and words of similar import. Such statements are subject to certain risks and uncertainties, which include but are not limited to those important factors discussed in cautionary statements throughout the section below and elsewhere in this document, and are qualified in their entirety by those cautionary statements.

Overview

Tangram develops and markets lifecycle asset management software for large and midsize organizations across all industries, in both domestic and international markets. Our core business strategy and operating philosophy focus on delivering world-class customer care, providing phased asset management solutions that are tailored to our customers' evolving business needs, and maintaining a leading-edge technical position that results in long-term customer loyalty and sustained shareholder value. We are a partner company of Safeguard Scientifics, Inc. (NYSE:SFE) ("Safeguard"). Safeguard is a company focused on building and operating business and IT services, software, and technology product companies. Safeguard is the majority shareholder of the Company, holding approximately 59% of the Company's outstanding common shares (assuming the conversion of the Series F Convertible Preferred Stock).

In 1996, we began focusing our business on the asset tracking market with the introduction and sale of our Asset Insight product. Asset Insight, an information technology asset tracking product, allows businesses to track changes in their information technology asset base (including hardware and software), forward plan technology requirements, optimize end-user productivity, and calculate the cost of software and hardware upgrades. In October 2000, we announced a strategic move to become a leader in the asset management market. This strategy allows us to build upon our core Asset Insight tracking technology and expertise and expand into a steadily growing, multi-billion dollar market. In support of this business strategy, we purchased the technology of Wyzdom Solutions, Inc. from Axial Technology Holding AG in March 2001, providing the technological foundation for Tangram's asset management offering, Enterprise Insight. This lifecycle offering, which has been rebranded as a member of the Tangram family of solutions, allows business leaders to manage their information technology assets from initial planning and procurement through final disposal—ensuring information technology assets are maximized to cost-effectively support corporate objectives. We continue to enhance our industry-leading asset tracking technology to ensure our customers can effectively manage new and emerging technologies, such as wireless and handheld personal digital assistant (PDA) devices. These asset tracking features remain the foundation of every asset management initiative. Additionally, in support of the commitment to make Asset Insight a fully web-enabled solution, all new features will be web-based, allowing our customers to access and analyze their diverse asset information directly from their web browsers. As part of our new lifecycle asset management offering, we are expanding our services offerings whereby we will work closely with our customers to prioritize their asset management requirements, pinpointing the necessary process and technology changes and executing a phased asset management implementation plan that delivers significant value during each step of the deployment. This tailored service will cover specific disciplines, such as (i) software license management; (ii) enterprise moves, adds, and changes; (iii) lease management, and (iv) procurement.

Our financial results reflect our growing dependence on revenue generated by sales of Asset Insight and our move into the asset management market with the introduction of Enterprise Insight in July 2001. Our ability to achieve our planned business objectives involves many risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including our ability to integrate our existing business and the Wyzdom assets as well as encountering any unanticipated software errors or other technical problems that may arise in the future that could impact market acceptance of Enterprise Insight. In addition, there can be no assurance that the anticipated benefits relating to our purchase of the Wyzdom lifecycle asset management technology will be realized and there can be no assurance that we will be able to succeed or capitalize upon the opportunities in the asset management market. Therefore, there can be no assurance that these efforts will be successful or delivered to the market on a timely basis.

As a result, various risks and uncertainties relating to the development of the asset management business may cause our actual results to differ materially from the results contemplated. Such uncertainties include (i) our ability to sell Asset Insight and Enterprise Insight products to major accounts with full enterprise-wide deployment; (ii) the possibility of the introduction of superior competitive products; (iii) our ability to develop a sustainable stream of revenue from the sale of the Asset Insight and Enterprise Insight products; (iv) our ability to recruit and retain key technical, sales, and marketing personnel; and (v) our ability to secure adequate financing on reasonable terms or at all.

We have been and will continue to be dependent on closing large Asset Insight product sales in a given quarter. Our revenues in a given quarter could be adversely affected if we are unable to complete one or more large license agreements, if the completion of a large license agreement is delayed, or if the contract terms were to prevent us from recognizing revenue during that quarter. In addition, when negotiating large software licenses, many customers time their negotiations at our quarter-end in an effort to improve their ability to negotiate more favorable pricing terms. As a result, we recognize a substantial portion of our revenues in the last month or weeks of a quarter, and license revenues in a given quarter depend substantially on orders booked during the last month or weeks of a quarter. We expect our reliance on these large transactions to continue for the foreseeable future.

The license of our software generally requires us to engage in a sales cycle that typically takes approximately three to nine months to complete. The length of the sales cycle may vary depending on factors over which we have little or no control, such as the size of the transaction, the internal activities of potential customers, and the level of competition that we encounter in selling the products. As such, we have historically experienced a certain degree of variability in our quarterly revenue and earnings patterns. This variability, in addition to the foregoing reason, is typically driven by significant events that impact the recognition of licenses, product, and consulting services revenue. Examples of such events include: (i) the timing of major enterprise-wide sales of the Asset Insight and Enterprise Insight product; (ii) "one-time" payments from existing customers for license expansion rights (required to install on a larger or an additional computer base); (iii) completion and customer acceptance of significant implementation rollouts and the related revenue recognition; (iv) budgeting cycles of our potential customers; (v) changes in the mix of software products and services sold; and (vi) software defects and other product quality problems. Additionally, maintenance renewals have accounted for a significant portion of our revenue; however, there can be no assurance that we will be able to sustain current renewal rates in the future. Cancellations of licenses, subscriptions, or maintenance contracts could reduce our revenues and harm our operating results. In particular, our maintenance contracts with customers terminate on an annual basis. Substantial cancellations of maintenance agreements, or a substantial failure to renew these contracts, would reduce our revenues and harm our operating results.

Critical Accounting Policies

The Securities and Exchange Commission (SEC) recently released Financial Reporting Release No. 60, which requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. In addition, Financial Reporting Release No. 61 was recently released by the SEC to require all companies to include a discussion to address, among other matters, liquidity, off-balance sheet arrangements, and contractual obligations and commercial commitments. Our significant accounting policies and methods used in the preparation of the Financial Statements are discussed in Note 1 of the Notes to Financial Statements. The following is a listing of our critical accounting policies and a brief discussion of each:

- Allowance for doubtful accounts
- Deferred software costs
- Recoverability of goodwill and other intangible assets
- Income taxes
- Revenue recognition

Allowance for Doubtful Accounts

Our allowance for doubtful accounts relate to customer accounts receivable. The allowance for doubtful accounts is an estimate prepared by management based on identification of the collectibility of specific accounts and the overall condition of the receivable portfolios. We specifically analyze customer receivables, as well as analyze historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends, and changes in customer payment terms, when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Likewise, should we determine that we would be able to realize more of our receivables in the future than previously estimated, an adjustment to the allowance would increase income in the period such determination was made. The allowance for doubtful accounts is reviewed on a quarterly basis and adjustments are recorded as deemed necessary.

Deferred Software Costs

We account for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as product development and expensed as incurred. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing, and product quality assurance, are capitalized. Such capitalized costs are amortized on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. Amortization commences when a product is available for general release to customers. The market for our products is intensely competitive and diverse, and the technologies for our products can change rapidly. New products are introduced frequently and existing products are continually enhanced. As a result, the lifecycles of our products are difficult to estimate. We periodically assess the remaining economic life of the software whenever events or changes in circumstances indicate that the product life has been shortened. If we determine the remaining economic life of the software is too long, we will adjust the amortization prospectively to reflect the reduction in the remaining economic life of the software.

Recoverability of Goodwill and Other Intangible Assets

We periodically assess the impairment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results, significant changes in the manner or use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends or a decline in our stock price for a sustained period.

If we determine that the carrying value of identifiable goodwill and other intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we assess the recoverability of the intangibles by determining whether the carrying value of the goodwill and other intangible assets can be recovered through undiscounted future operating cash flows. The amount of goodwill and other intangible assets impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate commensurate with the risk inherent in our current business model. Net goodwill and other intangible assets amounted to approximately $8.0 million as of December 31, 2001.

In 2002, SFAS No. 142, "Goodwill and Other Intangible Assets" became effective, and as a result, we will cease to amortize goodwill at January 1, 2002. In lieu of amortization, we are required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. SFAS No. 142 will require us to test goodwill for impairment at a level referred to as a reporting unit. We operate in a single industry and are engaged in the design and sale of a limited number of software products. As such, we believe we meet the definition of a single reporting unit. SFAS No. 142 requires that if the fair value of the reporting unit is less than its carrying amount, the goodwill is considered potentially impaired and a loss is recognized if its carrying value exceeds its implied fair value. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows, and revenue multiples. However, SFAS No. 142 states that the fair value may exceed market capitalization due to factors such as control premiums and synergies. We are required to complete the initial impairment review during the first half of 2002. The required initial benchmark evaluation was performed as of January 1, 2002 resulting in no impairment in the value of the Company's goodwill. Application of the non-amortization provision of the standard is expected to result in an increase/decrease of net income/loss of approximately $748,000 in 2002.

Income Taxes

We are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent that we believe recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance in a period, we must include an expense within the tax provision in the Statements of Operations. We have recorded a valuation allowance to reduce our deferred tax asset to an amount that is more likely than not to be realized in future years.

Revenue Recognition

Our revenues are derived from product licensing and services. Services are comprised of maintenance, professional services, and training. License fees are generally due upon the granting of the license. We also provide ongoing maintenance services (postcontract customer support), which include technical support and product enhancements, for an annual fee based upon the current price of the product. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates.

Revenues from license agreements are recognized currently, provided that all of the following conditions are met: (i) a non-cancelable license agreement has been signed; (ii) the product has been delivered; (iii) the fee is fixed or determinable; (iv) there are no material uncertainties regarding customer acceptance; (v) collection of the resulting receivable is deemed probable and the risk of concession is deemed remote; and (vi) no other significant vendor obligations related to the software exist. Generally, these criteria are met at the time of delivery. Provision is made at the time the related revenue is recognized for estimated product returns, which historically have been immaterial. We analyze historical returns, current economic trends, and changes in reseller and customer demands when evaluating the adequacy of provisions for sales returns. At the time of the transaction, we determine whether the fee is fixed and determinable based on the terms of the agreement associated with the transaction. If a significant portion of a fee is contingent on future events we will recognize revenue as the future events occur. The Company assesses collectibility based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If we determine that collection of the fee is not reasonably assured, we will defer the revenue and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. For all sales, we generally use a binding purchase order or signed license agreement as evidence of an arrangement.

Revenues from postcontract support services are recognized ratably over the term of the support period, generally one year. Maintenance revenues, when and if bundled, with license agreements are unbundled using vendor-specific objective evidence. Consulting revenues are primarily related to implementation services performed on a time and material basis under separate service agreements for the installation of our products. Revenues from consulting and training services are recognized as the respective services are performed.

RESULTS OF OPERATIONS

Revenue

Licenses and products revenue increased 8% in 2001 to $7.6 million from $7.1 million in 2000 and decreased 36% in 2000 to $7.1 million from $11.0 million in 1999. Licenses and products revenue include the sales of our asset management product line, which consist of Asset Insight and Enterprise Insight, and product upgrades and add-ons of AM:PM and our traditional mainframe product, Arbiter. Asset Insight licenses and products revenue contributed $6.4 million, or 84%, of total licenses and products revenue in 2001, $4.8 million, or 68% in 2000, and $9.5 million, or 86% in 1999. Revenue from Enterprise Insight, which was made generally available to our customers in July 2001, was $433,000, or 6% of total licenses and products revenue in 2001. Contributing to this growth in 2001 was the market acceptance of new Asset Insight product functionality features, specifically software monitoring, an increased attention on disaster recovery and security within the governmental sector, and the successful transition from an indirect domestic sales channel to a direct sales effort, which focuses on delivering a compelling value solution to the customer, a clearer understanding of the customers needs, and the preservation and improvement in product margins. The decline in 2000 in Asset Insight product sales was due to increased competitive pressures from vendors of asset management software and infrastructure management offerings that had enhanced their products to include functionality that was provided by asset tracking and low-end discovery tool software, the continuation of Year 2000 (Y2K) budget freezes in the first six months of 2000, and disruption in the Company's indirect sales channels. Many of our channel partners experienced internal management and financial performance problems in late 1999 and early 2000 that impacted their ability to resell our products. In response, we have shifted from an exclusively indirect sales channel to a predominantly direct sales organization in 2001. Revenue from AM:PM and our traditional mainframe products decreased to $784,000 in 2001 from $2.3 million in 2000, and $1.5 million in 1999. As we have focused our efforts on our core asset management offerings and away from automated software distribution and the traditional mainframe product lines, we believe that this trend of declining AM:PM and Arbiter license revenue will continue.

Services revenue increased 12% to $7.8 million in 2001 from $6.9 million in 2000, and $7.7 million in 1999. Services revenue includes postcontract customer support (PCS) agreements, expert asset management consulting services, and training and support services not otherwise covered under maintenance agreements. Postcontract customer support includes telephone support, bug fixes, and rights to upgrades on a when-and-if available basis. Consulting services consist primarily of implementation services performed on a time and material basis for the installation of our software products, database trigger services which create a mechanism for importing data from a third party system, and on-site training services. PCS revenue from the sale of the asset management product line increased 20% to $4.6 million in 2001 from $3.9 million in 2000, which followed an increase of 50% from $2.6 million in 1999. Enterprise

Insight PCS revenue was $43,000 in 2001. AM:PM and Arbiter PCS revenue and maintenance decreased to $1.7 million in 2001 from $2.0 million in 2000, and $3.5 million in 1999. We expect the trend of declining AM:PM and Arbiter PCS revenue and maintenance renewals to continue. Our consulting services revenue increased 27% to $1.4 million in 2001 from $1.1 million in 2000, and decreased 33% to $1.1 million in 2000 from $1.7 million in 1999. The increase in 2001, and the decline in 2000 when compared to 1999 in consulting services revenue is directly correlated to the increase in 2001 and the decline in 2000 in Asset Insight licenses and products revenue discussed above. A key part of our strategy will be the continued delivery of expert asset management services. If we are unable to meet customers' service requests with internal resources (due to limited capacity or business expertise), we will endeavor to partner with our resellers and other third-party service providers for additional support. There can be no assurance that we will be able to effectively maintain this new sales process. Our failure to implement solutions that address customers' requirements and provide timely and cost-effective customer support and service could have a material adverse effect on our future business, operating results, and financial condition.

In order to grow our business, increase our revenues, and improve our operating results, we believe we must continue to expand internationally. International revenue (including PCS contracts) represented approximately 13%, 12%, and 5% of our total revenue in 2001, 2000, and 1999, respectively. We have expanded our European sales initiatives by establishing agreements with five distributors that are marketing our Asset Insight and Enterprise Insight solutions in the United Kingdom, Germany, Ireland, Scandinavia, Switzerland, Italy, Portugal, and Spain. We carefully select distributors that share our customer-centric philosophy and are committed to selling Tangram's solutions as their exclusive asset tracking and asset management offerings. We are currently evaluating expanding our distributor network to the English-speaking regions of the Pacific Rim, including Hong Kong, Singapore, and Australia. International expansion will require significant management attention and financial resources, and we may not be successful in expanding our international operations. We have limited experience in developing local language versions of our products or in marketing our products to international customers. To date, the majority of our international revenue has been denominated in United States currency. If future international sales are denominated in local currency, there is an additional risk associated with fluctuating exchange rates.

Cost of Revenue

Cost of licenses and products includes costs related to the distribution of licensed software products and the amortization of acquired software technology and capitalized software development costs. A significant component of cost of licenses and products is attributable to the amortization of acquired software technology and deferred development costs. Cost of licenses and products increased 33% in 2001 to $2.4 million from $1.8 million in 2000 after decreasing 39% from $2.9 million in 1999. These increases reflect the commencement in the third quarter of 2001 of the amortization of acquisition and related development costs associated with the purchase of the Wyzdom Solutions technology, which provided the technological foundation for Tangram's Enterprise Insight product. Amortization of software development costs for 2001, 2000, and 1999 was $2.3 million, $1.7 million, and $2.2 million, respectively. Amortization of software development costs in 1999 includes $410,000 related to accelerated amortization periods due to reduced expected useful lives of certain capitalized software costs recorded prior to 1999. Cost of licenses and products as a percentage of licenses and products revenue increased to 31% in 2001 from 25% in 2000 due principally to the increase in amortization of software development costs in 2001. Cost of licenses and products as a percentage of licenses and products revenue was 27% in 1999.

Cost of services reflects the cost of the direct labor force, including the associated personnel, travel and subsistence, and occupancy costs incurred in connection with providing consulting and maintenance services. Cost of services in 2001 decreased 17% to $1.8 million from $2.1 million in 2000 following a decrease of 5% from $2.2 million in 1999.

The overall decrease in 2001 in cost of services is primarily the result of lower utilization of outside consultants to deliver those services. In 2000 and 1999, we utilized both inside and outside consultants trained in the deployment of Asset Insight to deliver our implementation services. The outside consultants who are subcontractors generally cost significantly more than the consultants employed directly by us. The Company's gross profit can fluctuate based upon the mix of use of consultants who are subcontractors versus consultants employed directly by us. Cost of services as a percentage of services revenue in 2001 decreased to 23% from 31% in 2000 after increasing from 29% in 1999 due to the reason noted above. The increase in 2000 reflects the lower overall service revenue recognized in 2000 when compared to 1999.

Sales and Marketing

Sales and marketing expenses consist principally of salaries, commissions, and benefits for sales, marketing, and channel support personnel, and the costs associated with product promotions and related travel. Sales and marketing expenses decreased 8% to $6.5 million in 2001 from $7.0 million in 2000, principally resulting from a restructured tiered sales commission plan in 2001 that weights compensation more heavily to quota achievement. Sales and marketing expenses decreased as a percentage of revenue in 2001 to 42% from 50% in 2000 principally resulting from lower absolute dollars spent in 2001 and for the reason stated above. Sales and marketing expenses decreased 8% to $7.0 million in 2000 from $7.6 million in 1999. The reduction in 2000 is directly attributable to lower sales commission, marketing costs, and related sales travel as a result of the overall decline in sales revenue over that year when compared to the previous year. Sales and marketing expenses increased as a percentage of revenue in 2000 to 50% from 40% in 1999, principally resulting from the lower revenues realized in 2000. Our products and services require a sophisticated selling effort targeted at several key people within a prospective customer's organization. This process requires the efforts of experienced sales personnel as well as specialized consulting professionals. During 2001, we shifted from an exclusively indirect sales channel to a predominantly direct sales organization. As we have only recently begun this transition, our direct sales force has limited experience selling and delivering our phased asset management solutions.

General and Administrative

General and administrative expenses consist principally of salaries and benefit costs for administrative personnel, general operating costs, legal, accounting, and other professional services. General and administrative expenses remained level at $3.3 million in 2001 and 2000. As a percentage of total revenue, general and administrative expenses decreased to 21% in 2001 from 24% in 2000. General and administrative expenses in 2001 reflect the increase in expenses, both personnel cost and amortization of intangibles, associated with the purchase of the Wyzdom technology. These increases are offset by the elimination of consultant fees and certain business costs incurred in 2000, spending that was associated with our strategic initiative to investigate, formalize, and pursue a new business strategy. That initiative resulted in our decision to develop a full lifecycle asset management offering, which led to our March 2001 purchase of the Wyzdom technology, which provided the technological foundation for our asset management offering, Enterprise Insight. General and administrative expenses increased 42% in 2000 to $3.3 million from $2.3 million in 1999. As a percentage of total revenue, general and administrative expenses further increased to 24% in 2000 from 13% in 1999. In May 1999, we reached an amicable resolution with a customer on a 1997 collection dispute that resulted in the recovery of $925,000 of an outstanding receivable, which is reflected in the 1999 statement of operations as a reduction to general and administrative expenses. Excluding this recovery, general and administrative expenses increased 2% in 2000 when compared to 1999.

Research and Development

Research and development expenses consist primarily of salaries and benefits for the software development and technical support staff and, to a lesser extent, costs associated with independent contractors. We capitalize certain software development costs incurred to develop new software or to enhance our existing software. Such capitalized costs are amortized on an individual product basis commencing when a product is generally available for release. Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Gross expenditures for research and development decreased 8% in 2001 to $5.0 million from $5.4 million in 2000 after decreasing 5% from $5.7 million in 1999. As a percentage of revenue, gross research and development costs decreased to 32% in 2001 from 39% in 2000 after increasing from 30% in 1999. The decrease in cost in 2001 and 2000 can be attributable to lower staffing levels and personnel related costs when compared to the respective previous year. We capitalized and deferred development costs of $1.8 million, or 37% of gross research and development costs, in 2001, a decrease from $2.0 million, or 37% of gross research and development costs during 2000, after increasing from $1.7 million, or 30% of gross research and development costs during 1999. Net research and development expenses decreased to $3.1 million in 2001 from $3.4 million in 2000 and after increasing from $4.0 million in 1999. During 2001 and 1999 approximately $3.3 million and $3.8 million, respectively, of fully amortized software development costs were removed from intangible assets and accumulated amortization. In 2001, associated with the Wyzdom purchase, we expended $3.5 million for the acquisition of software technology. No material expenditures were made in fiscal 2000 and 1999 for the acquisition of software technology. As a result of rapid technological change in the industry, our position in existing markets can be eroded rapidly by product advances. Our growth and future financial performance depend in part upon our ability to improve existing products and develop and introduce new products that keep pace with technological advances, meet changing customer needs, and respond to competitive products. As such, we will continue to commit substantial resources to research and development efforts in the future.

Provision for Income Taxes

There was no provision for income taxes for the year 2001 and 2000 due to the net losses incurred. In 1999, we received an income tax benefit of $19,000. At December 31, 2001, the Company has net operating loss carryforwards of approximately $32.6 million, which are available to offset future federal taxable income and expire in various amounts from 2002 through 2020. The Internal Revenue Code of 1986, as amended (the "Code") contains provisions that limit the ability to utilize net operating loss carryforwards in the case of certain events, including significant changes in ownership interests (as defined in the Code) on June 29, 1989, the Company is limited in its ability to utilize approximately $18.0 million of its net operating loss carryforwards. The annual limitation for the utilization of these carryforwards is approximately $1.3 million, and any unused amount can be utilized in subsequent years within the carryforward period.

At December 31, 2001, the Company had available approximately $16,000 of investment credit carryforwards, which expire in 2002.

Net Loss

We have incurred substantial losses in recent years, and predicting our future operating results is difficult. If we continue to incur losses, if our revenues decline, or if our expenses increase without commensurate increases in revenues, our operating results will suffer and the price of our common stock may fall. In 2001, we incurred a net loss of $1.8 million, or $0.11 per share, compared to a net loss of $3.9 million, or $0.24 per share, in 2000, and a net loss of $444,000, or $0.03 per share, in 1999. On an EBITDA performance measure, our performance improved in 2001 to a loss of $125,000, down from the loss of $3.0 million in 2000. In 1999, we realized positive EBITDA of $1.1 million. EBITDA is defined as earnings or loss before interest, taxes, depreciation, and amortization after adding back the cost of capitalized software development costs. If our revenue does not grow or our revenue declines, our operating results could be seriously impaired because many of our expenses are fixed and cannot be easily or quickly changed.

Impact of Recently Issued Accounting Standards

In October 1997, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended in March 1998 by SOP 98-4 and October 1998 by SOP 98-9. These SOPs provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The Company adopted SOP 97-2 for software transactions entered into beginning January 1, 1998. Based on the current requirements of the SOPs, application of these statements did not have a material impact on the Company's revenue recognition policies. However, AcSEC is currently reviewing further modifications to the SOP with the objective of providing more definitive, detailed implementation guidelines. This guidance could lead to unanticipated changes in the Company's operational and revenue recognition practices.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was later amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133." SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statements of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. If the derivative is determined to be a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are offset against the change in fair value of the hedged assets, liabilities or firm commitments through the statements of operations or recognized in other comprehensive income until the hedged item is recognized in the statements of operations. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. We were required to adopt SFAS No. 133 as of January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on our results of operations, financial position, or cash flows.

In December 1999, the Securities Exchange Commission ("SEC") staff released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," as amended by SAB No. 101A and SAB No. 101B, to provide guidance on the recognition, presentation, and disclosure of revenue in financial statements. SAB No. 101 explains the SEC staff's general framework for revenue recognition, stating that certain criteria be met in order to recognize revenue. SAB No. 101 also addresses gross versus net revenue presentation and financial statement and Management's Discussion and Analysis disclosures related to revenue recognition. In response to SAB No. 101, the Company undertook a review of its revenue recognition practices and determined its method of accounting for revenue to be in accordance with the provisions of SAB No. 101.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

The Company is required to adopt the provisions of SFAS No. 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, and SFAS No. 142 became effective January 1, 2002. The Company has always used the purchase method when accounting for past business combinations and thus no change in procedures is required going forward. Upon adoption of SFAS No. 142 an initial testing of impairment is required. The required initial benchmark evaluation was performed as of January 1, 2002 resulting in no impairment in the value of the Company's goodwill. Application of the non-amortization provision of the standard is expected to result in an increase of net income of approximately $748,000 in 2002.

In October 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." We will adopt SFAS No. 144 in fiscal year 2002. We do not expect the provisions of SFAS No. 144 to have any significant impact on our financial condition or results of operations.

We do not expect the adoption of other recently issued accounting pronouncements to have a significant impact on our results of operations, financial position, or cash flows.

LIQUIDITY AND CAPITAL RESOURCES

As of December 30, 2001, we have $322,000 of cash on hand, $4.8 million in trade receivables, and $3.0 million of borrowing capacity on our line of credit with Safeguard. Terms of the line of credit require monthly interest payments at the prime rate plus 1%. Principal is due 13 months after date of demand by Safeguard or earlier in the case of a sale of substantially all of our assets, a business combination, or upon the closing of a sale of a debt or equity offering. As of March 22, 2002, there were no borrowings under the line of credit with Safeguard. In the past we have funded our operations through borrowings and cash generated from operations. However, the recent trend of operating losses and inconsistent revenue trends may require us to seek other sources of capital.

For 2001, the increase in revenues and decreased net loss have resulted in cash provided by operating activities of $2.6 million compared to cash used in operating activities of $0.7 million during the year 2000. Improved collections on our accounts receivable in 2001 have also contributed to the improved cash generated from operating activities.

Net cash used in investing activities for 2001 and 2000, amounted to $1.9 million and $2.3 million, respectively, principally representing capitalized development costs. In accordance with SFAS No. 86, we capitalized and deferred development costs of $1.8 million, or 37% of gross research and development costs, in 2001, and $2.0 million, or 37% of gross research and development costs, in 2000. Net cash used in investing activities reflects our continued and ongoing investment associated with our commitment to develop, enhance, and improve our Asset Insight product line and the launch of our Enterprise Insight line of products. Our business is not capital asset intensive, and capital expenditures in any year normally would not be significant in relation to our overall financial position. Generally, our capital expenditures relate to information technology hardware and software purchases. Capital expenditures were approximately $200,000 in 2001 as compared to approximately $100,000 in 2000. We currently expect our capital expenditure requirements in 2002 to be in a range between $200,000 to $400,000.

Net cash used in financing activities in 2001 was $925,000 compared to cash provided by financing activities of $3.1 million in 2000. As the result of higher revenues, decreased net losses, and improved collection efforts in 2001, we were able to reduce our borrowings by $925,000 under the Safeguard line of credit as compared to borrowings of $2.3 million required in 2000. Additionally, in 2000, employees exercised approximately 483,300 stock options, generating $795,000 cash for the Company. In 2001, due to our current stock price level, there were no exercises of employee stock options.

Contractual Obligations

Our contractual obligations consist of noncancelable operating leases for facilities and equipment, debt financing, and cumulative dividend requirements on the Series F preferred stock. We lease our facilities, as well as sublease a part of a facility to an outside party, and certain equipment under several non-cancelable operating lease agreements that expire at various times through 2004. Certain of these leases contain fixed rental increases over the life of the respective lease. Net rental expense under these leases for the years ended December 31, 2001, 2000, and 1999 totaled approximately $1.3 million, $1.6 million, and $1.5 million, respectively.

Future minimum lease payments under non-cancelable operating leases and subleases at December 31, 2001 are as follows *(in thousands)*:

	Commitments	Sublease Rentals	Net Rental Commitments
2002	$ 1,477	$ 289	$ 1,188
2003	1,314	298	1,016
2004	952	229	723
2005	3	–	3
	$ 3,746	$ 816	$ 2,930

Pursuant to an Asset Purchase Agreement dated February 13, 2001, we issued 3,000,000 shares of our common stock and $1.5 million in non-interest bearing Promissory Notes ("Notes") to Axial Technology Holding AG ("Axial") for all rights of ownership to Axial's proprietary asset management technology. The Notes require the payment of $300,000, $500,000, and $700,000 on the first, second, and third anniversaries, respectively, of the Asset Purchase Agreement. With respect to the first note payment, we may elect to provide, in lieu of cash, a number of shares of common stock, equivalent in aggregate value to the amount of such cash payment, the value of each such share to be deemed equal to 80% of the average Nasdaq closing price during the 20 trading days immediately prior to the relevant note payment date. On January 28, 2002, our Board approved the issuance of 381,098 shares of our common stock in lieu of the first note payment due on March 1, 2002.

We may continue to make other investments in complementary products, technologies, or companies. We may not realize the anticipated benefits of any other acquisition or investment. If we make another acquisition, it may be necessary to integrate products of these companies with our technology, and it is uncertain whether we may accomplish this easily or at all. These integration difficulties could disrupt our ongoing business, distract management and employees, or increase expenses. Acquisitions are inherently risky, and we may also face unexpected costs, which may adversely affect operating results in any quarter.

On February 20, 2001, we issued 3,000 shares of Series F Convertible Preferred Stock ("Series F Shares") to Safeguard in exchange for $3.0 million of principal outstanding under our existing credit facility with Safeguard. Also on February 20, 2001, Safeguard reduced the maximum availability under the credit facility from $6 million to $3 million. The Series F Shares are entitled to a cumulative quarterly dividend, when and if declared by the Board, at a rate per share equal to 2% of the issuance price per quarter. At December 30, 2001, dividends in arrears on the Series F Shares were approximately $210,500.

As stated above, Safeguard has agreed to assist in funding our projected cash requirements by providing a $3.0 million line of credit, of which there are no borrowings as of March 22, 2002. Although operating activities may provide cash in certain periods, we anticipate that our operating and investing activities may use additional cash. Consequently, operations may require us to obtain additional equity or debt financing. However, we have no present understanding, commitment, or agreement with respect to any such transaction. Accordingly, there can be no assurance that we will have access to adequate debt or equity financing or that, if available, it will be under terms and conditions satisfactory to us or which may not be dilutive.

Recent Developments

On June 19, 2001, we announced a voluntary stock option exchange program for our eligible employees (excluding executive officers and members of our Board of Directors). Under the exchange program, our employees were given the opportunity, subject to certain conditions, to elect to cancel certain outstanding stock options with an exercise price higher than $2.00 per share held by them under our 1988 Stock Option Plan and our 1997 Equity Compensation Plan, in exchange for an equal number of replacement options to be granted at a future date under our 1997 Equity Compensation Plan, at least six months and a day from the cancellation date (we refer to this date as the replacement option grant date). The elections by eligible employees to cancel options were effective as of July 30, 2001. The exchange program resulted in the voluntary cancellation of 217,657 stock options with varying exercise prices in exchange for the same number of replacement options granted on February 4, 2002. The exercise price of each new option was equal the last reported sale price of our common stock on the replacement option grant date. Twenty-five percent of the new options vest immediately and 25% will vest on each of the first, second, and third anniversaries of the replacement option grant date. The exchange program is not expected to result in any additional compensation charges or variable plan accounting. Members of the Company's Board of Directors and its officers and senior executives were not eligible to participate in this exchange program.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. Such changes in interest rates impact interest cost on our interest rate sensitive liabilities. Interest rate sensitive liabilities are assumed to be those for which the stated interest rate is not contractually fixed for the next 12-month period. Thus, liabilities that have a market-based index, such as the prime rate, are rate sensitive. As of March 22, 2002, the only interest rate sensitive liability is the $3.0 million unsecured revolving line of credit with Safeguard. Assuming a hypothetical, immediate 100 basis point increase in the interest rate, our interest expense over the following 12-month period would be increased by approximately $13,000. The hypothetical model prepared by us assumes that the balance of interest rate sensitive liabilities fluctuates based on our anticipated borrowing levels over the next 12-month period. Thus, this model represents a static analysis, which cannot adequately portray how we would respond to significant changes in market conditions. Furthermore, the analysis does not necessarily reflect our expectations regarding the movement of interest rates in the near term, including the likelihood of an immediate 100 basis point change in the interest rates nor the actual effect on interest cost if such a rate change were to occur. We have not historically used financial instruments to hedge interest rate exposure, do not use financial instruments for trading purposes, and are not a party to any leveraged derivatives.

The majority of international revenue has been denominated in United States currency; therefore, we have not experienced any significant currency fluctuations. If we are successful in growing our international revenues, we will be exposed to risks inherent with fluctuations in currency exchange rates.

BALANCE SHEETS

(in thousands, except share amounts)

	December 31	
Assets	**2001**	**2000**
Current assets:		
Cash and cash equivalents	**$ 322**	$ 553
Accounts receivable, net of allowance of $309 and $341 in 2001 and 2000, respectively	**4,516**	5,300
Other	**251**	402
Total current assets	**5,089**	6,255
Property and equipment:		
Computer equipment and software	**885**	808
Office equipment and furniture	**220**	128
Leasehold improvements	**117**	93
	1,222	1,029
Less accumulated depreciation and amortization	**965**	812
Total property and equipment	**257**	217
Other assets:		
Acquired software technology, net accumulated amortization of $366	**3,147**	–
Deferred software costs, net accumulated amortization of $1,461 and $2,838 in 2001 and 2000, respectively	**3,218**	3,309
Cost in excess of net assets of business acquired, net accumulated amortization of $7,173 and $6,425 in 2001 and 2000, respectively	**1,415**	2,163
Other intangibles, net accumulated amortization of $149	**224**	–
Other assets	**79**	102
Total other assets	**8,083**	5,574
Total assets	**$ 13,429**	$ 12,046
Liabilities and shareholders' equity		
Current liabilities:		
Current portion of long-term debt	**$ 300**	$ –
Accounts payable	**210**	521
Accrued expenses	**2,069**	1,568
Deferred revenue	**4,096**	3,669
Total current liabilities	**6,675**	5,758
Long-term debt—shareholders	**1,020**	3,925
Other liabilities	**493**	381
Shareholders' equity:		
Convertible preferred stock – Series F, par value $0.01, $1,000 stated value, 3,000 shares authorized, designated, issued, and outstanding	**–**	–
Common stock, par value $0.01, authorized 48,000,000 shares, 19,405,548 and 16,405,548 issued and outstanding in 2001 and 2000, respectively	**194**	164
Additional paid-in capital	**50,164**	44,916
Accumulated deficit	**(45,117)**	(43,098)
Total shareholders' equity	**5,241**	1,982
Total liabilities and shareholders' equity	**$ 13,429**	$ 12,046

See accompanying notes.

STATEMENTS *of* OPERATIONS

(in thousands, except per share amounts)

	Year ended December 31		
	2001	**2000**	**1999**
Revenue:			
Licenses and products	**$ 7,630**	$ 7,066	$ 10,963
Services	**7,776**	6,918	7,715
Total revenue	**15,406**	13,984	18,678
Cost of revenue:			
Cost of licenses and products	**2,383**	1,793	2,942
Cost of services	**1,766**	2,115	2,204
Total cost of revenue	**4,149**	3,908	5,146
Gross profit	**11,257**	10,076	13,532
Operating expenses:			
Sales and marketing	**6,483**	7,033	7,550
General and administrative	**3,266**	3,301	2,326
Research and development	**3,140**	3,425	3,965
Total operating expenses	**12,889**	13,759	13,841
Loss from operations	**(1,632)**	(3,683)	(309)
Other expense, net	**(176)**	(199)	(154)
Loss before income taxes	**(1,808)**	(3,882)	(463)
Income tax benefit	–	–	19
Net loss	**(1,808)**	(3,882)	(444)
Preferred stock dividend	**(211)**	–	–
Net loss available to common shareholders	**$ (2,019)**	$ (3,882)	$ (444)
Loss per common share–			
Basic and diluted	**$ (0.11)**	$ (0.24)	$ (0.03)
Weighted average number of common shares outstanding–			
Basic and diluted	**18,912**	16,269	15,799

See accompanying notes.

STATEMENTS *of*
SHAREHOLDERS' EQUITY

(in thousands, except share amounts)

	Preferred Stock		Common Stock		Paid-in	Accumulated	Treasury Stock		
	Shares	Amount	Shares	Amount	Capital	Deficit	Shares	Amount	Total
Balance at December 31, 1998	–	$ –	15,805,817	$ 158	$ 44,522	$ (38,772)	(24,693)	$ (144)	$ 5,764
Exercise of stock options	–	–	116,421	1	100	–	24,693	144	245
Net loss	–	–	–	–	–	(444)	–	–	(444)
Balance at December 31, 1999	–	–	15,922,238	159	44,622	(39,216)	–	–	5,565
Purchase of treasury stock	–	–	–	–	–	–	(51,501)	(496)	(496)
Exercise of stock options	–	–	483,310	5	294	–	51,501	496	795
Net loss	–	–	–	–	–	(3,882)	–	–	(3,882)
Balance at December 31, 2000	–	–	16,405,548	164	44,916	(43,098)	–	–	1,982
Shares issued in connection with the purchase of Wyzdom technology	–	–	**3,000,000**	**30**	**2,276**	–	–	–	**2,306**
Shares issued in connection with debt to equity conversion	**3,000**	–	–	–	**2,972**	–	–	–	**2,972**
Preferred stock dividend	–	–	–	–	–	**(211)**	–	–	**(211)**
Net loss	–	–	–	–	–	**(1,808)**	–	–	**(1,808)**
Balance at December 31, 2001	**3,000**	**$ –**	**19,405,548**	**$ 194**	**$ 50,164**	**$ (45,117)**	**–**	**$ –**	**$ 5,241**

See accompanying notes.

STATEMENTS *of* CASH FLOWS

(in thousands)

	Year ended December 31		
	2001	**2000**	**1999**
Operating activities			
Net loss	**$(1,808)**	$ (3,882)	$ (444)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation	**154**	143	183
Amortization	**3,286**	2,463	2,945
Reserve for doubtful accounts	**(32)**	(168)	(550)
Other	**(99)**	(47)	(65)
Cash provided by changes in working capital items:			
Accounts receivable and other current assets	**967**	(183)	1,391
Accounts payable	**(437)**	150	(423)
Accrued expenses	**163**	538	(58)
Deferred revenue	**407**	298	(105)
Net cash provided by (used in) operating activities	**2,601**	(688)	2,874
Investing activities			
Deferred software costs	**(1,827)**	(2,130)	(1,722)
Expenditures for property and equipment	**(171)**	(109)	(137)
Cash received in connection with the purchase of acquired software technology	**68**	–	–
Decrease (increase) in other assets	**23**	(62)	–
Repayment on notes receivable-officers	**–**	–	788
Sale-lease of equipment and furniture	**–**	–	105
Net cash used in investing activities	**(1,907)**	(2,301)	(966)
Financing activities			
Net (repayments) borrowings on note payable to shareholder	**(925)**	2,302	(1,953)
Proceeds from exercise of stock options	**–**	795	245
Net cash (used in) provided by financing activities	**(925)**	3,097	(1,708)
Net (decrease) increase in cash	**(231)**	108	200
Cash and cash equivalents, beginning of year	**553**	445	245
Cash and cash equivalents, end of year	**$ 322**	$ 553	$ 445
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	**$ 60**	$ 155	$ 254

See accompanying notes.

NOTES *to* FINANCIAL STATEMENTS

December 31, 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

Tangram Enterprise Solutions, Inc. (the "Company") is a leading provider of IT asset management solutions for large and midsize organizations across all industries, in both domestic and international markets. Tangram's core business strategy and operating philosophy center on delivering world-class customer care, creating a productive IT asset management process through a phased solution implementation, and maintaining a leading-edge technical position. The Company's common stock trades on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol TESI. The Company is a partner company of Safeguard Scientifics, Inc. (NYSE: SFE) ("Safeguard"). Safeguard is a company focused on building and operating business and IT services, software, and technology product companies. Safeguard is the majority shareholder of the Company holding approximately 59% of the Company's outstanding voting shares.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results can differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents.

Revenue Recognition

In October 1997, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 97-2,"Software Revenue Recognition," as amended in March 1998 by SOP 98-4 and October 1998 by SOP 98-9. These SOPs provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The Company adopted SOP 97-2 for software transactions entered into beginning January 1, 1998. Based on the current requirements of the SOPs, application of these statements did not have a material impact on the Company's revenue recognition policies. However, AcSEC is currently reviewing further modifications to the SOP with the objective of providing more definitive, detailed implementation guidelines. This guidance could lead to unanticipated changes in the Company's operational and revenue recognition practices.

In December 1999, the Securities Exchange Commission ("SEC") staff released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," as amended by SAB No. 101A and SAB No. 101B, to provide guidance on the recognition, presentation, and disclosure of revenue in financial statements. SAB No. 101 explains the SEC staff's general framework for revenue recognition, stating that certain criteria be met in order to recognize revenue. SAB No.

101 also addresses gross versus net revenue presentation and financial statement and Management's Discussion and Analysis disclosures related to revenue recognition. In response to SAB No. 101, the Company undertook a review of its revenue recognition practices and determined its method of accounting for revenue to be in accordance with the provisions of SAB No. 101.

The Company derives revenue from software licenses, postcontract customer support (PCS), and consulting services. Licenses and products revenue include software license fees under perpetual and period licensing agreements, and revenue from the sale of gateway and other products, which include both hardware and software. Postcontract customer support includes telephone support, bug fixes, and rights to upgrades on a when-and-if available basis. Consulting services consist primarily of implementation services performed on a time and material basis for the installation of the Company's software products, database trigger services which create a mechanism for importing data from a third party system into the Company's software products, and on-site training services. Revenue from software license agreements and product sales are recognized upon delivery, provided that all of the following conditions are met: a non-cancelable license agreement has been signed; the software has been delivered; no significant production, modification, or customization of the software is required; the vendor's fee is fixed or determinable; and collection of the resulting receivable is deemed probable. In software arrangements that include rights to software products, specified upgrades or gateways, PCS, and/or other services, the Company allocates the total arrangement fee among each deliverable based on vendor-specific objective evidence. Revenue from maintenance agreements are recognized ratably over the term of the maintenance period, generally one year. Consulting and training services, which are not considered essential to the functionality of the software products, are recognized as the respective services are performed.

Cost of Revenue

Cost of licenses and products includes the cost related to the distribution of licensed software products and the amortization of capitalized software development costs. Cost of services includes the cost of the direct labor force, including the associated personnel, travel and subsistence, and occupancy costs incurred in connection with providing consulting and maintenance services.

Sales and Concentration of Credit Risk

The Company operates in a single industry and is engaged in design and sale of a limited number of software products. No single customer accounted for more than 10% of total revenue in 2001, 2000, and 1999. Two of the Company's customers represented 20% and 15% of the accounts receivable balance at December 31, 2001 and two customers represented 24% and 20% of the accounts receivable balance at December 31, 2000.

International sales (including maintenance contracts) represented approximately 13%, 12%, and 5% of the Company's total revenue in fiscal years 2001, 2000, and 1999, respectively. To date, the majority of international revenue has been denominated in United States currency; therefore, the Company's results of operations have not been affected by currency fluctuation.

The Company's principal financial instrument subject to potential concentration of credit risk is accounts receivable, which are unsecured. The Company performs ongoing credit evaluations of its customers' financial condition. Management believes that the concentration of credit risk with respect to trade receivables is further mitigated as the Company's customer base consists primarily of Fortune 1000 companies. The Company maintains reserves for credit losses and such losses historically have been within management estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over estimated useful lives ranging from three to seven years.

Impairment Of Long-Lived Assets And Identifiable Intangible Assets

The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The Company also periodically assesses the impairment of enterprise level goodwill in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 17, "Intangible Assets." An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include, but are not limited to, significant under performance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant decline in the Company's stock price for a sustained period, and the Company's market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in its current business model.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

The Company is required to adopt the provisions of SFAS No. 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, and SFAS No. 142 will become effective January 1, 2002. The Company has always used the purchase method when accounting for past business combinations and thus no change in procedures is required going forward. Upon adoption of SFAS No. 142 an initial testing of impairment is required. The required initial benchmark evaluation was performed as of January 1, 2002 resulting in no impairment in the value of the Company's goodwill. Application of the non-amortization provision of the standard is expected to result in an increase of net income of approximately $748,000 in 2002.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes and deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities.

Earnings per Share

In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per common share calculations are based on net earnings (loss) after preferred stock dividend requirements, if any, and the weighted-average number of common shares outstanding during each period. Diluted earnings (loss) per common share also reflects the potential dilution that would occur assuming the exercise of stock options and other related effects. Basic and diluted earnings per share are the same in 2001, 2000, and 1999 because the effect of inclusion of the exercise of stock options would be to reduce the loss per common share. If the exercise of stock options were included, the weighted average number of common shares outstanding would have increased by 34,000, 1,357,300, and 895,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Accounting for Stock Options

The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 which gives companies the option to adopt the fair value method for expense recognition of employee stock options and other stock-based awards or to continue to account for such items using the intrinsic value method as outlined under ABP No. 25, "Accounting for Stock Issued to Employees" with pro forma disclosures of net (loss) income and net (loss) income per share as if the fair value method had been applied. The Company has elected to continue to apply APB No. 25 for stock options and other stock based awards and has disclosed pro forma net loss and net loss per share as if the fair value method had been applied.

Impact of Recently Issued Accounting Standards

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS No.133), "Accounting for Derivative Instruments and Hedging Activities," which was later amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133," and by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133." SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statements of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. If the derivative is determined to be a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are offset against the change in fair value of the hedged assets, liabilities, or firm commitments through the statements of operations or recognized in other comprehensive income until the hedged item is recognized in the statements of operations. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The Company was required to adopt SFAS No. 133 as of January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on our results of operations, financial position, or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be

Disposed Of." The Company will adopt SFAS No. 144 in fiscal year 2002. The Company does not expect the provisions of SFAS No. 144 to have any significant impact on our financial condition or results of operations.

The Company does not expect the adoption of other recently issued accounting pronouncements to have a significant impact on our results of operations, financial position, or cash flows.

2. LONG-LIVED ASSETS AND IDENTIFIABLE INTANGIBLE ASSETS

Long-lived assets and identifiable intangible assets consist of the following at December 31, 2001 and 2000 (*in thousands*):

	Amortization Method	Estimated Lives	2001	2000
Acquired software technology	Straight-line	4 years	$ 3,513	$ –
Cost in excess of net assets of business acquired	Straight-line	10-15 years	8,588	8,588
Software development cost	Straight-line	2-3 years	4,679	6,147
Other intangibles	Straight-line	2 years	373	–
			17,153	14,735
Less accumulated amortization			(9,149)	(9,263)
Net intangible assets			$ 8,004	$ 5,472

Acquired software technology and other intangibles arising from the Axial transaction (see Note 5) are stated at cost. Amortization is provided using the straight-line method over estimated useful lives of four and two years, respectively.

Software development costs are accounted for in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as product development and expensed as incurred. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing, and product quality assurance, are capitalized.

Amortization is provided on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. Amortization commences when a product is available for general release to customers. During 2001 and 1999 approximately $3,295,000 and $3,784,000, respectively, of fully amortized software development costs were removed from intangible assets and accumulated amortization.

Research and development costs are comprised of the following as of December 31 (*in thousands*):

	2001	2000	1999
Research and development costs incurred	$ 4,967	$ 5,396	$ 5,687
Less - capitalized software development costs	(1,827)	(1,971)	(1,722)
Research and development costs, net	$ 3,140	$ 3,425	$ 3,965

Included in cost of revenue is amortization of software development costs of $2,284,000, $1,715,000, and $2,198,000 in 2001, 2000, and 1999, respectively. Amortization of software development costs for the year ended December 31, 1999 includes $410,000 related to accelerated amortization periods due to reduced expected useful lives of certain capitalized software costs recorded prior to 1999.

3. LONG-TERM DEBT – SHAREHOLDER

The Company has a $3.0 million unsecured revolving line of credit with Safeguard, a majority shareholder of the Company, holding 100% of the Company's outstanding Series F preferred shares and approximately 59% of the Company's outstanding common stock (assuming the conversion of the Series F preferred stock). Terms of the line of credit require monthly interest payments at the prime rate plus 1%. Principal is due 13 months after date of demand by Safeguard or earlier in the case of a sale of substantially all of the assets of the Company, a business combination or upon the closing of a debt or equity offering. Total interest expense was $70,000, $222,000, and $244,000 for the years ended 2001, 2000, and 1999, respectively, under the revolving line of credit with Safeguard.

On March 1, 2001, pursuant to an Asset Purchase Agreement dated February 13, 2001, the Company issued 3,000,000 shares of its common stock and $1.5 million in non-interest bearing Promissory Notes ("Notes") to Axial Technology Holding AG ("Axial") (See Note 5 below). The Notes require the payment of $300,000, $500,000, and $700,000 on the first, second, and third anniversaries, respectively, of the Asset Purchase Agreement. With respect to the first note payment, the Company may elect to provide, in lieu of cash, a number of shares of its common stock equivalent in aggregate value to the amount of such cash payment, the value of each such share to be deemed equal to 80% of the average NASDAQ closing price during the 20 trading days immediately prior to the relevant note payment date. The carrying amount of the Company's notes due to Axial was established by discounting the expected future cash payment obligations using a current interest rate at which the Company could borrow for debt of similar size and maturity.

The following table presents the carrying amounts and fair values of the Company's debt instruments December 31, 2001 and 2000 (*in thousands*):

	December 31,	
	2001	**2000**
Borrowings under revolving credit facility	**$ –**	$ 3,925
Notes payable due Axial (less unamortized discount of $180—effective rate of 9.5%)	**1,320**	–
	1,320	3,925
Less current portion	**(300)**	–
Long-term debt—shareholders	**$ 1,020**	$ 3,925

4. LEASES

The Company has entered a sale-leaseback agreement under which the Company has received, at varying times from July 1997 through December 31, 2000, $1.3 million for computer equipment and furniture that had a net book value of $1.1 million. The leaseback has been accounted for as an operating lease. The aggregate minimum monthly rental payment under these transactions is approximately $11,600. The gains recognized in these transactions have been deferred and are being amortized to income in proportion to rental expense over the term of the lease.

The Company leases its facilities, as well as subleases a part of its facilities to an outside party, and certain equipment under several non-cancelable operating lease agreements that expire at various times through 2004. Certain of these leases contain fixed rental increases over the life of the respective lease. Net rental expense under these leases for the years ended December 31, 2001, 2000, and 1999 totaled approximately $1,349,000, $1,550,000, and $1,477,000 respectively.

Future minimum lease payments under non-cancelable operating leases and subleases at December 31, 2001 are as follows (*in thousands*):

	Commitments	Sublease Rentals	Net Rental Commitments
2002	$ 1,477	$ 289	$ 1,188
2003	1,314	298	1,016
2004	952	229	723
2005	3	–	3
	$ 3,746	$ 816	$ 2,930

5. EQUITY TRANSACTIONS

On February 20, 2001, the Company issued 3,000 shares of Series F Convertible Preferred Stock ("Series F Shares") to Safeguard in exchange for $3 million of principal outstanding under its existing credit facility with Safeguard. Also on February 20, 2001, Safeguard reduced the maximum availability under the credit facility from $6 million to $3 million. Holders of the Series F Shares have a par value of $0.01 per share and the issuance price was $1,000 per share. The Series F Shares are entitled to certain preferences, limitations, and special rights, including dividend rights, conversion rights, voting rights, anti-dilution rights, registration rights, and liquidation preferences. Holders of the Series F Shares are entitled to a cumulative quarterly dividend, when and if declared by the Board, at a rate per share equal to two percent (2%) per quarter of the issuance price. The 3,000 shares of Series F Shares are convertible at any time at the option of the holder into 1,500,000 shares of common stock, as adjusted pursuant to the terms of the Statement of Designations, Preferences, and Rights Agreement. Commencing at any time on or after February 20, 2003, the Company may redeem all of the shares of the Series F Shares by paying in cash a sum equal to one hundred three percent (103%) of the initial purchase price per share plus all accrued but unpaid dividends. Holders of the Series F Shares are entitled to one vote for each share of common stock into which the Series F Shares may be converted and may vote on all matters submitted to a vote of the holders of common stock. Each share of Series F stock is entitled to a liquidation preference of $1,000 plus unpaid dividends. Liquidation on proceeds remaining after the satisfaction of such preference would be distributed ratably to the holders of common stock and the shares of common stock which the holders of the Series F Shares then have the right to acquire upon conversion of such shares.

At December 31, 2001, dividends in arrears on the Series F Shares were $210,500.

On March 1, 2001, pursuant to an Asset Purchase Agreement dated February 13, 2001, the Company issued 3,000,000 shares of its common stock and $1.5 million in non-interest bearing Promissory Notes ("Notes") to Axial Technology Holding AG ("Axial") for all rights of ownership to Axial's proprietary asset management technology, some or all of which is commonly known as Wyzdom ("Wyzdom"), as well as for certain related assets and obligations of Wyzdom Solutions, Inc. Wyzdom Solutions, Inc. is an affiliate of Axial and is the exclusive distributor of the Wyzdom technology in the United States. The Notes require the payment of $300,000, $500,000, and $700,000 on the first, second, and third anniversaries, respectively, of the Asset Purchase Agreement. With respect to the first note payment, the Company may elect to provide, in lieu of cash, a number of shares of its common stock equivalent in aggregate value to the amount of such cash payment, the value of each such share to be deemed equal to 80% of the average NASDAQ closing price during the 20 trading days immediately prior to the relevant note payment date. On January 28, 2002, the Company's Board approved the issuance of 381,098 shares of common stock in lieu of the first note payment due on March 1, 2002. Additional earnout payments totaling up to $1.5 million may also be payable to Axial, depending on the achievement of certain revenue goals for the Wyzdom products during the three years following closing. However, this amount could be reduced to zero based upon the performance of the Company's common stock price during this period.

6. STOCK OPTIONS

The Company has granted incentive and non-qualified stock options to employees and directors under three outstanding stock option plans: the 1988 Stock Option Plan (the "1988 Plan"), the Stock Option Plan for Directors (the "Directors' Plan"), and the 1997 Equity Compensation Plan (the "1997 Plan").

The Company may no longer grant options under the 1988 Plan or the Directors' Plan. Through December 31, 2001, the Company had options outstanding under these plans of 748,600 shares (1988 Plan), 38,000 shares (Director's Plan), and 642,100 shares (1997 Plan). Under the plans, the Board of Directors determines the option exercise price on a per-grant basis, but the price shall not be less than fair market value on the date of grant. Generally, outstanding options vest over periods not exceeding 4 years after the date of grant and expire 10 years after the date of grant. All options granted under the plans to date have been at prices that have been equal to fair market value at date of grant. At December 31, 2001, the Company has approximately 2,752,000 shares of common stock reserved for future issuance under the plans.

Option activity under the Company's plans are summarized below (*in thousands, except per share amounts*):

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**2,337**	**$ 3.17**	2,617	$ 2.54	2,549	$ 2.29
Options granted	**170**	**0.75**	419	5.57	342	4.84
Options exercised	**–**	**–**	(535)	1.49	(141)	1.76
Options canceled	**(1,078)**	**3.56**	(164)	4.65	(133)	3.95
Outstanding at end of year	**1,429**	**$2.59**	2,337	$3.17	2,617	$2.54
Options exercisable at year-end	**1,052**		1,595		1,933	
Shares available for future grant	**1,323**		987		1,242	

The following summarizes information about the Company's stock options outstanding at December 31, 2001 (*in thousands, except per share amounts*):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable at 12/31/01	Weighted Avg. Exercise Price
$ 0.44 - $ 0.98	200	9.3 yrs.	$ 0.74	18	$ 0.89
$ 1.00 - $ 1.50	688	2.8	1.43	668	1.44
$ 1.63 - $ 2.41	184	6.5	2.00	122	2.03
$ 3.00 - $ 3.75	80	4.4	3.52	61	3.55
$ 4.50 - $ 5.75	68	5.5	4.73	66	4.74
$ 6.75 - $ 7.88	153	7.3	7.50	91	7.39
$ 8.00 - $ 9.38	56	8.1	8.15	26	8.08
	1,429	5.1 yrs.	$ 2.59	1,052	$ 2.51

The Company applies APB No. 25 and related interpretations in accounting for its various stock option plans. Had compensation expense been recognized consistent with SFAS No. 123, the Company's net loss would have been $2,147,100, or $0.12 per share, in 2001, $4,035,000, or $0.25 per share, in 2000, and $1,252,000, or $0.08 per share, in 1999.

The per share weighted-average fair value of stock options issued by the Company during 2001, 2000, and 1999 was $0.73, $5.14, and $4.22, respectively, on the dates of grant.

The following assumptions were used by the Company to determine the fair value of stock options granted using the Black-Scholes option-pricing model:

	2001	2000	1999
Dividend yield	0%	0%	0%
Expected volatility	183%	142%	100%
Expected option life	3 to 10 years	3 to 8 years	8 to 10 years
Risk-free interest rate	3.1% to 5.2%	5.0% to 6.4%	5.5% to 6.8%

7. RELATED PARTY TRANSACTIONS

The Company has transactions in the normal course of business with Safeguard or affiliated companies. Up until May 2000, the Company was a party to an administrative support agreement with Safeguard under which the Company paid to Safeguard a fee equal to 1/4 of 1% of net sales, up to a maximum of $200,000 annually, including reimbursement of certain out-of-pocket expenses incurred by Safeguard. The administrative support services included consultation regarding our general management, investor relations, financial management, certain legal services, insurance programs administration, and tax research and planning, but did not cover extraordinary services or services that were contracted out. During the years ended December 31, 2000 and 1999, the Company paid administrative services fees to Safeguard totaling approximately $71,000 and $183,000, respectively. The Company also paid Safeguard interest costs under a revolving credit agreement of $70,000, $222,000, and $253,000 in 2001, 2000, and 1999, respectively. In addition, during 2000, the Company incurred consulting-related expenses of approximately $261,200 from affiliates of Safeguard.

The Company employs an indirect sales force that works closely with its major resellers and partners to manage the development of the indirect channel, distribution of its product, and product implementation. CompuCom Systems, Inc. has been a reseller of the Asset Insight product since 1996. During the years ended December 31, 2001, 2000, and 1999, the Company has recognized revenue of $468,000, $387,400, and $882,100, respectively from CompuCom Systems, Inc. associated with their purchase and resale of Company products and related implementation services and annual maintenance contracts. As of December 31, 2001, CompuCom Systems, Inc. has an outstanding receivable with the Company of $159,000. Safeguard is the majority shareholder of CompuCom Systems, Inc., holding approximately 60% of CompuCom's outstanding voting securities.

The Company had non-recourse, non-interest bearing loans due from certain officers of the Company totaling $496,000 at December 31, 1999. These loans were secured by shares of the Company's common stock owned by the officers and matured at various dates through April 15, 2000 or termination of employment, whichever occurred first. In January 2000, these loans were repaid in full through the surrender of 51,501 shares of common stock of the Company based on the current market price of the Company's common stock as reflected by the average of the high and low prices on January 10, 2000.

8. INCOME TAXES

The components of income tax (benefit) expense for the years ended December 31 consist of the following (*in thousands*):

	2001	2000	1999
Current (benefit) expense			
Federal	$ –	$ –	$ (19)
State	–	–	–
	–	–	(19)
Deferred (benefit) expense			
Federal	–	–	–
State	–	–	–
	–	–	–
Total	$ –	$ –	$ (19)

The components of net deferred taxes as of December 31 are as follows (*in thousands*):

	2001	2000
Deferred tax assets:		
Net operating loss carryforward	$ **11,074**	$ 11,543
Tax credit carryforward	**16**	135
Allowance for doubtful accounts	**105**	116
Accrued payroll and benefits	**50**	131
Depreciation and amortization	**118**	55
Other	**3**	3
Total deferred tax assets	**11,366**	11,983
Deferred tax liabilities – deferred software costs	**(1,095)**	(1,125)
	10,271	10,858
Valuation allowance	**(10,271)**	(10,858)
Net deferred tax assets	$ –	$ –

The actual income tax expense for 2001, 2000, and 1999 differs from the "expected" amount (computed by applying the statutory federal income tax rate of 34% to the loss before income taxes) as follows (*in thousands*):

	2001	2000	1999
Computed "expected" tax benefit	$ **(615)**	$ (1,320)	$ (157)
Non-deductible amortization	**273**	254	254
Change in valuation allowance and other	**342**	1,066	(116)
Actual tax benefit	$ –	$ –	$ (19)

At December 31, 2001, the Company has net operating loss carryforwards of approximately $32.6 million. The net operating loss carryforwards expire in various amounts from 2002 through 2021. The Tax Reform Act of 1986 contains provisions that limit the ability to utilize net operating loss carryforwards in the case of certain events, including significant changes in ownership interests. As there was a significant change in ownership interests (as defined) on June 29, 1989, the Company is limited in its ability to utilize approximately $18.0 million of its net operating loss carryforwards. The annual limitation for the utilization of these carryforwards is approximately $1.3 million, and any unused amount can be utilized in subsequent years within the carryforward period.

At December 31, 2001, the Company had available approximately $16,000 of investment credit carryforwards, which expire in 2002.

9. EMPLOYEE BENEFIT PLANS

The Company provides certain health and medical benefits to eligible employees, their spouses, and dependents pursuant to a benefit plan funded by the Company. Each participating employee contributes to the Company's costs associated with such benefit plan. The Company's obligation to fund this benefit plan and pay for these benefits is capped through the Company's purchase of an insurance policy from a third party insurer. The amount established as a reserve is intended to recognize the Company's estimated obligations with respect to its payment of claims and claims incurred, but not yet reported under the benefit plan. Management believes that the recorded liability for medical self-insurance at December 31, 2001 is adequate to cover the losses and claims incurred, but these reserves are necessarily based on estimates, and the amount ultimately paid may be more or less than such estimates. These estimates are based upon historical information along with certain assumptions about future events, including increases in projected medical costs.

The Company has a retirement plan which is qualified under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. Effective January 1, 2000, the Company started providing an employer match on the first 6% of participants' contributions. The amount of the Company's match is 50% of the participants' contributions and is paid annually. The Company's contribution to the plan for 2001 and 2000 was $210,900 and $174,000, respectively. No Company contributions were made for the years ended December 31, 1999.

The Company does not offer post-retirement or post-employment benefits.

10. CONTINGENCIES

During 1998, the Company disclosed the existence of a dispute regarding a customer's failure to pay for software products sold and delivered by the Company. As a result of the customer's non-payment, the Company fully reserved in 1997 for the outstanding receivable due. In May 1999, the Company and the customer reached an amicable resolution to the dispute that resulted in the recovery of $925,000 of the outstanding receivable, which is reflected in the 1999 statements of operations as a reduction to general and administrative expenses.

There are no other material pending legal proceedings to which the Company is a party or of which any of its property is subject.

11. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000 *(in thousands, except per share amounts):*

2001	Three Months Ended			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Total revenues	$ 3,565	$ 3,320	$ 3,779	$ 4,742
Gross profit	2,696	2,397	2,520	3,644
Net (loss) income available to common shareholders	(596)	(832)	(741)	150
Basic and diluted (loss) income per common share	(0.03)	(0.04)	(0.04)	0.01

2000	Three Months Ended			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Total revenues	$ 3,111	$ 2,182	$ 4,239	$ 4,452
Gross profit	2,034	1,084	3,277	3,681
Net (loss) income available to common shareholders	(1,335)	(2,504)	(92)	49
Basic and diluted (loss) income per common share	(0.08)	(0.15)	(0.01)	0.00

REPORT *of* INDEPENDENT AUDITORS

Board of Directors and Shareholders
Tangram Enterprise Solutions, Inc.

We have audited the balance sheets of Tangram Enterprise Solutions, Inc. as of December 31, 2001 and 2000, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tangram Enterprise Solutions, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Ernst & Young LLP
Raleigh, North Carolina
February 13, 2002

BOARD *of* DIRECTORS, EXECUTIVE OFFICERS

Board of Directors

John F. Owens [1] [2] [3]
Chairman of the Board,
Tangram Enterprise Solutions, Inc., and
President, Solo Systems, Inc.

Norman L. Phelps
President and Chief Executive Officer,
Tangram Enterprise Solutions, Inc.

Jonathan Costello [1]
Vice President,
Safeguard Scientifics, Inc.

David P. Kennealy
Chief Executive Officer,
Axiam Holdings Limited

James A. Ounsworth [2]
Independent Business Consultant

Carl G. Sempier [1] [2]
Independent Business Consultant

Carl Wilson [1] [2] [3]
Executive Vice President and Chief Information Officer,
Marriott International

[1] Member of the Compensation Committee

[2] Member of the Audit Committee

[3] Member of the Executive Committee

Executive Officers

Norman L. Phelps
President and Chief Executive Officer

John E. Charnovich
Senior Vice President and Chief Information Officer

Ronald R. Nabors
Senior Vice President of Worldwide Sales and
Customer Care

John N. Nelli
Senior Vice President and Chief Financial Officer

Market for Registrant's Common Equity and Related Shareholder Matters

Range of Common Stock

The following table sets forth, for the periods indicated, the range of high and low sales prices for the Company's common stock during 2001 and 2000. Tangram's closing price on March 22, 2002, was $0.85 per share.

2001	High	Low
Fourth Quarter	$ 1.08	$ 0.57
Third Quarter	1.15	0.60
Second Quarter	1.55	0.46
First Quarter	1.28	0.38

2000	High	Low
Fourth Quarter	$ 1.38	$ 0.31
Third Quarter	2.44	1.00
Second Quarter	9.31	1.50
First Quarter	18.50	7.25

Stock Listing and Dividend Policy

The common stock of Tangram Enterprise Solutions, Inc. is traded on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol TESI. No cash dividends have been paid on the common stock to date, and the Company does not anticipate paying any cash dividends in the foreseeable future. As of March 22, 2002, we estimate that there were approximately 520 holders on record of Tangram common stock and a substantially greater number of beneficial owners.

On February 20, 2001, the Company issued 3,000 shares of Series F Convertible Preferred Stock ("Series F Shares") to Safeguard in exchange for $3.0 million of principal outstanding under its existing credit facility with Safeguard. Also on February 20, 2001, Safeguard reduced the maximum availability under the credit facility from $6.0 million to $3.0 million. Holders of the Series F Shares have a par value of $0.01 per share and the issuance price was $1,000 per share. The Series F Shares are entitled to certain preferences, limitations, and special rights, including dividend rights, conversion rights, voting rights, anti-dilution rights, registration rights, and liquidation preferences. Holders of the Series F Shares are entitled to a cumulative quarterly dividend, when and if declared by the Board, at a rate per share equal to two percent (2%) per quarter of the issuance price. The 3,000 shares of Series F Shares are convertible at any time at the option of the holder into 1,500,000 shares of common stock, as adjusted pursuant to the terms of the Statement of Designations, Preferences, and Rights of the Series F Convertible Preferred Stock. Commencing at any time on or after February 20, 2003, the Company may redeem all of the shares of the Series F Shares by paying in cash a sum equal to one hundred three percent (103%) of the initial purchase price per share plus all accrued but unpaid dividends. Holders of the Series F Shares are entitled to one vote for each share of common stock into which the Series F Shares may be converted and may vote on all matters submitted to a vote of the holders of common stock. Each share of Series F stock is entitled to a liquidation preference of $1,000 plus unpaid dividends. Liquidation on proceeds remaining after the satisfaction of such preference would be distributed ratably to the holders of common stock and the shares of common stock which the holders of the Series F Shares then have the right to acquire upon conversion of such shares. At December 31, 2001, dividends in arrears on the Series F Shares were approximately $210,500.

Transfer Agent and Registrar

Mellon Investors Services, LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
800-851-9677 (Phone)
800-231-5469 (TDD - Hearing Impaired)
http://www.melloninvestor.com

Form 10-K, Other Investor Information

We have filed annual and quarterly reports, proxy statements, and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Website that contains reports, proxy statements, and other information we file with the SEC. The address of the SEC's Website is http://www.sec.gov. The documents that we file with the SEC can also be accessed through our Website at http://www.tangram.com. You may request, and we will provide, a copy of these filings, including any exhibits to such filings, at no cost, by writing or telephoning us at the following address:

Investor Relations
Tangram Enterprise Solutions, Inc.
11000 Regency Parkway, Suite 401
Cary, North Carolina 27511
1-800-4TANGRAM

Corporate Offices

11000 Regency Parkway, Suite 401
Cary, North Carolina 27511
(919) 653-6000
http://www.tangram.com

Legal Counsel

Hunton & Williams
Raleigh, North Carolina

Independent Auditor

Ernst & Young LLP
Raleigh, North Carolina

Tangram® enterprise solutions

Together We Create Insight™

11000 Regency Parkway
Suite 401
Cary, North Carolina 27511
919-653-6000
www.tangram.com

Printed in the U.S.A.


asset